Filed pursuant to Rule 424(b)(5)
Registration No. 333-194459

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 10, 2014

PR	OSPECTUS SUPPLEMENT

(To Prospectus dated March 10, 2014)

4,000,000 Shares

Post Holdings, Inc.

Common Stock

We are offering 4,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “POST.” On March 7, 2014, the last reported sale price of our common stock on the New York Stock Exchange was $59.44 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-21 of this Prospectus Supplement and in the documents incorporated by reference into this Prospectus Supplement concerning factors you should consider before investing in our common stock.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to Post Holdings, Inc. before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase an additional 600,000 shares of our common stock at the initial price to public less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about March     , 2014.

Barclays	Goldman, Sachs & Co.

Credit Suisse	Wells Fargo Securities

BMO Capital Markets	Nomura	Stifel	SunTrust Robinson Humphrey

Prospectus Supplement dated March     , 2014

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement or any “free writing prospectus” we may authorize to be delivered to you and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement or such free writing prospectus, as the case may be. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We have not authorized, and the underwriters have not authorized, anyone to provide you with information other than the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. The information contained in this prospectus supplement or the accompanying prospectus, or incorporated by reference herein is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information; Incorporation of Certain Information by Reference” in this prospectus supplement and in the sections entitled “Where You Can Find More Information; Incorporation by Reference” in the accompanying prospectus, respectively.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, this offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Except as otherwise indicated or unless the context otherwise requires, all references to “we,” “our,” “us,” “Post” or the “Company” refer to Post Holdings, Inc., a Missouri corporation, together with its consolidated subsidiaries. References in this prospectus supplement to “Ralcorp” refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries (other than Post). On January 29, 2013, Ralcorp was acquired by ConAgra Foods, Inc.

by means of the merger of a wholly-owned subsidiary of ConAgra Foods, Inc. into Ralcorp and as a result Ralcorp is now a wholly-owned subsidiary of ConAgra Foods, Inc. References in this prospectus supplement to the “separation” refer to the separation of Post from Ralcorp on February 3, 2012. “Post cereals business” refers to the branded ready-to-eat cereals business of Post or, if prior to the separation, of Ralcorp. All references to “we,” “our,” “us,” “Post” or the “Company” in the context of historical results prior to the separation refer to the Post cereals business.

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented herein or incorporated by reference herein and discussed below do not comply with U.S. generally accepted accounting principles (“GAAP”), because they are adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of operations. These non-GAAP financial measures, which are not necessarily comparable to similarly titled captions of other companies due to differences in the methods of calculation, should not be considered an alternative to, or more meaningful than, related measures determined in accordance with GAAP. As further discussed below, these non-GAAP measures supplement other metrics used by management to internally evaluate our business and facilitate the comparison of operations over time.

“EBITDA” represents operating profit plus depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is commonly reported and frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, management understands that investors, analysts and rating agencies consider EBITDA useful in measuring the ability of issuers of “high yield” securities to meet debt service obligations. Our management believes EBITDA (which, as derived from operating profit, has not been reduced by interest expense or provision for taxes) is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up. Depreciation and amortization are non-cash charges.

The indentures governing our senior notes and our credit agreement use EBITDA (with additional adjustments similar to those discussed below regarding our calculation of “Adjusted EBITDA”) to measure our compliance with covenants such as interest coverage and debt incurrence. Our management also believes EBITDA is an accepted indicator of our ability to incur and service debt and make capital expenditures. We believe that EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and such measures do not reflect any cash requirements for such replacements;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed under “Adjusted EBITDA” below; and

•	other companies in our industry may calculate such measures differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

“Adjusted EBITDA” represents a further supplemental measure of our performance and ability to service debt. Adjusted EBITDA is often used to assess our performance because it allows comparison of operating performance on a consistent basis across periods by removing the effects of capital structure (such as varying levels of interest expense), items largely outside the control of the management team (such as income taxes), asset base (such as depreciation, amortization and impairments), derivatives accounting that is not representative of the economic effect of hedges and irregular or non-recurring costs (such as transition, integration, restructuring and plant closure costs, and inventory revaluation adjustments on acquired businesses). We have also included in our preparation of Adjusted EBITDA an adjustment for estimated additional costs we would have incurred as a stand-alone company in the historical periods prior to the separation from Ralcorp presented herein and incremental costs Post would have incurred had it been a stand-alone public company for the entirety of the periods presented. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA and therefore you should rely primarily on our GAAP results and use Adjusted EBITDA only supplementally. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments we use in deriving Adjusted EBITDA and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

“Pro Forma Adjusted EBITDA” represents a further supplemental measure of our performance and ability to service debt. We prepare Pro Forma Adjusted EBITDA by further adjusting Adjusted EBITDA to give effect to recent acquisitions as if those acquisitions had occurred on January 1, 2013 by adding, (i) with respect to the business of Dakota Growers Pasta Company, Inc. (the “Dakota Growers Business”), which manufactures and distributes pasta to the private label retail, food service and ingredient channels and was acquired effective January 1, 2014, the Adjusted EBITDA for the Dakota Growers Business based upon the audited financial statements for the fiscal year ended October 31, 2013 of Agricore United Holdings Inc., the sole shareholder of Dakota Growers and (ii) with respect to the other recently acquired businesses, management’s estimate of the Adjusted EBITDA for each such business (based on the unaudited financial statements that were prepared by their respective prior management), as follows:

•

Our acquisition of the branded and private label cereal, granola and snacks business of Hearthside Food Solutions, LLC (the “Hearthside Business”) was completed on May 28, 2013. Our financial results for the 12 month period ended December 31, 2013 includes seven months of financial results related to this acquisition. The adjustments to Pro Forma Adjusted EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Hearthside Business for January 1, 2013 through May 27, 2013. Because the financial statements for the assets that comprised the Hearthside Business did not include an allocation of taxes or interest expense, EBITDA for the Hearthside Business was calculated as net income plus depreciation and amortization, without further adjustment.

•

Our acquisition of the branded food and beverage business, including high protein bars and shakes and nutritional supplements, of Premier Nutrition Corporation and its subsidiary Premier Protein, Inc. (the “Premier Business”) was completed on September 1, 2013. Our financial results for the 12 month period ended December 31, 2013 includes four months of financial results related to this acquisition. The adjustments to Pro Forma Adjusted EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Premier Business for January 1, 2013 through August 31, 2013 and include adjustments to remove certain non-recurring compensation and transaction related costs.

•

Our acquisition of the premium protein powders, bars and nutritional supplements business of Dymatize Enterprises, LLC (the “Dymatize Business”) was completed effective February 1, 2014. The adjustments to Pro Forma Adjusted EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Dymatize Business for January 1, 2013 through December 31, 2013 and also include adjustments to remove non-recurring transaction and legal expenses and costs incurred by the Dymatize Business as a stand-alone company for its board of directors.

•

Our acquisition of Golden Boy Foods Ltd., a manufacturer of private label peanut and other nut butters, as well as dried fruits and snacking nuts (the “Golden Boy Business”), was completed effective February 1, 2014. The adjustments to Pro Forma Adjusted EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Golden Boy Business for January 1, 2013 through December 31, 2013 and also include adjustments to add back estimated lost profits from business interruption, remove non-recurring plant start-up costs and remove transaction costs.

The Adjusted EBITDA presented in this prospectus supplement for the Hearthside, Premier, Dakota Growers, Dymatize and Golden Boy businesses are based on the financial statements for those businesses that were prepared by their respective prior management and do not include any contributions from synergies or cost savings management expects to achieve in the future. Except for Dakota Growers, these financial statements have not been audited or reviewed by independent auditors or any other accounting firm. Investors should be aware that Adjusted EBITDA for these acquired entities may not be entirely comparable to our measure of EBITDA or Adjusted EBITDA. Pro Forma Adjusted EBITDA has not been prepared in accordance with the requirements of Regulation S-X or any other securities laws relating to the presentation of pro forma financial information. Pro Forma Adjusted EBITDA and the related ratios are presented for information purposes only and do not purport to represent what our actual financial position or results or operations would have been if the acquisitions had been completed as of an earlier date or that may be achieved in the future. Pro Forma Adjusted EBITDA does not include any contribution from, or otherwise adjust for, our pending acquisition of the PowerBar and Musashi branded premium bars, powders and gel products business of Nestlé S.A.

For a reconciliation of EBITDA, Adjusted EBITDA and Pro Forma Adjusted EBITDA to the most directly comparable GAAP measure, see notes 7, 8 and 9 under “Summary-Summary Historical Financial Information.”

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including our consolidated financial statements and the related notes and the other documents incorporated by reference herein, before making an investment in our common stock.

Our Company

We are a consumer goods holding company currently operating in the center-of-the-store, active nutrition and private label food categories primarily in the United States and Canada. In February 2012, we completed our legal separation via a tax free spin-off from Ralcorp and began trading on the New York Stock Exchange under the ticker symbol “POST.” In 2012, we had a single operating segment, Post Foods. As a result of recent acquisitions, we now operate four principal businesses: Post Foods, Attune Foods, Active Nutrition and Private Brands. The Post Foods business predominately includes the Post branded ready-to-eat cereal business. The Attune Foods business manufactures, markets and distributes premium natural and organic cereals and snacks and includes the business of Attune Foods, Inc., which we acquired in December 2012 and certain assets of the Hearthside Food Solutions private label and branded cereal, granola and snack businesses, which we acquired in May 2013. The Active Nutrition business markets and distributes high protein bars and shakes as well as nutritional supplements, and includes the business of Premier Nutrition Corporation (which we refer to as “PNC” or the “Premier Business”), which we acquired in September 2013, and the business of Dymatize Enterprises, LLC (which we refer to as “Dymatize”), which we acquired in February 2014. Our Private Brands business consists of the recent acquisitions of Dakota Growers Pasta Company, Inc. (which we refer to as “Dakota Growers”) and Golden Boy Foods Ltd. (which we refer to as “Golden Boy”), which we acquired in January 2014 and February 2014, respectively.

For the fiscal year ended September 30, 2013, we generated net sales of $1,034.1 million, operating profit of $107.8 million, net earnings of $15.2 million and Adjusted EBITDA of $216.7 million, and for the quarter ended December 31, 2013, we generated net sales of $297.0 million, operating profit of $25.2 million, net loss of $2.4 million and Adjusted EBITDA of $55.9 million. These results do not include the partial year results from Dymatize, Dakota Growers or Golden Boy, which were acquired after December 31, 2013.

Our Businesses

Our Strategy and Focus

We operate four businesses: Post Foods, Attune Foods, Active Nutrition and Private Brands. Our Post Foods and Attune Foods businesses compete in stable categories, centered on strong, iconic brands and produce strong and consistent cash flow. The addition of Attune Foods provides increased exposure to the growing organic and natural channels. Our Active Nutrition businesses are in categories with significant growth opportunities, with product offerings geared towards health and wellness. Our Private Brands businesses operate in stable categories, with private label market share growth opportunities. We intend to seek internal and acquisition opportunities and deliver strong cash flow.

Our acquisition strategy focuses on businesses with product offerings that can strengthen our current portfolio, enable us to expand into complementary categories, geographic regions or distribution channels or provide diversification of cash flows in similar channels. We aim to improve scale in our operations, thereby increasing marketing and distribution efficiencies, and enhance our presence with key retailers. We believe the consumer foods market will continue to provide opportunities for growth through acquisitions of complementary businesses.

Post Foods Business

The Post Foods business manufactures, markets and sells branded and private label ready-to-eat cereal products. Post Foods leverages the strength of its brands, category expertise, and over a century of institutional knowledge to create a diverse portfolio of cereals that enhances consumer satisfaction. Our Post Foods business is the third largest seller of ready-to-eat cereals in the United States with a 10.5% share of retail sales (based on retail dollar sales) for the 52 week period ended January 25, 2014, based on Nielsen’s expanded All Outlets Combined (xAOC) information. Our brands include Honey Bunches of Oats, the fourth largest brand of ready-to-eat cereal in the United States with a 4.4% xAOC dollar market share for the 52-week period ended January 25, 2014, as well as Pebbles, Great Grains, Grape-Nuts, Post Shredded Wheat, Honeycomb, Golden Crisp, Post Raisin Bran, Alpha-Bits and Shreddies. Post Foods products are primarily manufactured through a flexible production platform at one of our four owned facilities.

The ready-to-eat cereal category is one of the most prominent categories in the food industry. According to Nielsen xAOC information, the category is approximately $9.2 billion for the 52-week period ended January 25, 2014. Ready-to-eat cereals appeal to a wide range of consumers who seek value, taste, health, performance and convenience. Since 2012, Post has introduced a number of new line extensions and product improvements, including Grape-Nuts Fit, Honey Bunches of Oats Morning Energy, new Great Grains Protein Blends and Digestive Blends flavors, Honey Bunches of Oats granola, Poppin’ Pebbles and a more “chocolatey” Cocoa Pebbles. In September 2013, we began expanding our efforts to address the value-seeking consumer with the limited introduction of large bagged items of Pebbles, Honeycomb and Golden Crisp. We intend to expand this new packaging format and other packaging options to broaden our consumer appeal. We seek to leverage our strong Post Foods brand to expand into adjacent product categories. In fiscal year 2014, we will introduce a beverage drink, Post Goodness to Go, in several flavors (Tahitian vanilla, mocha, and Dutch chocolate). We are also focused on increasing our sales by extending product distribution into underrepresented sales channels, such as dollar store, club store, foodservice and drug store channels, introducing private label products and co-manufacturing products for other manufacturers.

While Post Foods participates in a lower growth category, it remains our largest business, and our Post Foods business continues to generate substantial cash flow from operations. This cash flow provides us with the flexibility to invest in cost-saving projects and to pursue strategic acquisitions in higher growth channels, diversifying our product offerings.

Attune Foods Business

Attune Foods includes the business of Attune Foods, Inc., which we acquired in December 2012, as well as certain assets of the branded and private label cereal, granola and snacks business of Hearthside Food Solutions, which we acquired in May 2013. Through this business unit, we manufacture and market branded premium natural and organic cereals and snacks, including Uncle Sam high fiber cereals, Erewhon gluten-free cereals and organic graham crackers, and Willamette Valley Granola Company granola and granola chips. Attune Foods also includes the Golden Temple, Peace Cereal, Sweet Home Farm brands as well as a private label granola business. Attune Foods’ products are largely sold through the natural/health channels, as well is in the bulk foods section of both conventional and natural/specialty retailers.

Our Attune Foods business enables us to further participate in the high-growth, natural, non-GMO and organic cereal and snack categories. Attune Foods’ manufacturing facility in Eugene, Oregon provides us the ability to manufacture a wide variety of product and package formats.

Active Nutrition Business

Our Active Nutrition business includes PNC, which we acquired in September 2013, and Dymatize, which we acquired in February 2014. These acquisitions provide us with a platform to participate in the growing sports nutrition and supplements category. Through this business unit, we market and distribute premium protein beverages and foods under the Premier Protein brand and nutritional joint health supplements under the Joint Juice brand. This business unit also markets and distributes protein powders, bars and beverages under the Dymatize and Supreme Protein brands. The Active Nutrition business’s products are manufactured at a facility owned by us and under co-manufacturing agreements at various third party facilities located in the United States.

The Premier Protein, Dymatize and Supreme Protein brands participate in the approximately $9 billion sports nutrition and weight loss category. Our Active Nutrition products are primarily sold in grocery, drug, specialty and club stores. We plan to continue to introduce new products in convenient sizes and packaging formats, including various flavors of protein crisp bars and powder shake mixes. Our Active Nutrition business also includes the Joint Juice brand, which sells ready-to-drink beverages and other liquid-based solutions, designed to keep joints healthy and flexible.

On February 3, 2014, we entered into an agreement to acquire the PowerBar and Musashi brands and related worldwide assets from subsidiaries of Nestlé S.A. The PowerBar and Musashi branded products consist of premium bars, powders and gels sold in the United States and international markets. We expect that this business will become part of our Active Nutrition portfolio. See “Recent Developments—Pending Acquisition.”

Private Brands Business

With the acquisitions of Dakota Growers and Golden Boy in January 2014 and February 2014, respectively, we have established an expanded presence in the private label category. Dakota Growers manufactures and distributes pasta to the private label retail, food service and ingredient channels. Dakota Growers, with two manufacturing plants, has vertically integrated durum wheat capacity and pasta production capability of over 150 different shapes of pasta. Dakota Growers is a leader in the approximately $3+ billion North American retail pasta market. The Golden Boy business manufactures and distributes private label peanut butter and other nut butters, dried fruit snacks and snacking nuts, with sales to grocery retailers and food service channels. These businesses provide us with the ability to participate in the rapidly growing natural and organic categories as well.

Recent Developments

Pending Acquisition. On February 3, 2014, newly formed subsidiaries of Post entered into a Stock and Asset Purchase Agreement and an Intellectual Property Purchase Agreement with certain subsidiaries of Nestlé S.A. Under these agreements, we have agreed to acquire substantially all the assets that are used by Nestlé in the business of manufacturing, marketing, distributing and selling PowerBar and Musashi branded premium bars, powders and gel products. The acquisition includes the assumption of certain operating liabilities related to the business being acquired. Post has unconditionally guaranteed Buyer’s obligations under the stock and asset purchase agreement and the intellectual property purchase agreement.

At the closing of the acquisition, we will pay a cash purchase price of $150.0 million, subject to purchase price adjustments related to inventory in the United States and Australia and net working capital in Germany, less $5.0 million as a credit for the working capital requirements of the business we are acquiring. We currently expect the transaction to close in our fiscal third quarter. The stock and asset purchase agreement may be terminated by mutual consent of the parties and under certain other circumstances, including if the closing of the acquisition has not occurred prior to November 3, 2014, subject to extension under certain limited circumstances. For the twelve months ended October 31, 2013 (the most recent date for which financial information is available), we estimate that the PowerBar and Musashi businesses had aggregate net sales of $169.0 million.

The estimated net sales of the PowerBar and Musashi business is based on available financial data derived from the books and records of the business. The financial data for the PowerBar and Musashi business reflects performance under the business’s prior ownership group and may not be indicative of the operating results that can be obtained under our cost structure. Further, the financial data for the PowerBar and Musashi business has not been audited or reviewed by our independent auditor or any other auditors. The future performance or results of the PowerBar and Musashi business as a subsidiary of Post may be materially different from past performance or results. We encourage investors not to place undue reliance on the above financial data for the business.

Recently Completed Acquisitions.

Dakota Growers Pasta Company, Inc. Effective January 1, 2014, we completed our acquisition of all of the stock of Agricore United Holdings Inc. (which we refer to as “Agricore”). Agricore is the parent company of Dakota Growers. The purchase price for the transaction was $370.0 million in cash, subject to a working capital adjustment, which resulted in a payment at closing of approximately $366.2 million, and was funded through our existing cash resources. As part of the acquisition, we also acquired the durum wheat inventory held by Viterra, Inc. for the Dakota Growers business. For its fiscal year ended October 31, 2013, Agricore had net revenues of $283.1 million and Adjusted EBITDA of $40.1 million.

Golden Boy Foods Ltd. Effective February 1, 2014, we completed our acquisition of Golden Boy Foods Ltd., a manufacturer of private label peanut and other nut butters, as well as dried fruits and snacking nuts. The purchase price for the transaction was CAD $320.0 million in cash, subject to a working capital adjustment, which resulted in a payment at closing of approximately CAD $321.1 million, and was funded through our existing cash resources. For the twelve months ended December 31, 2013, we estimate that Golden Boy had net sales of CAD $237.8 million and Adjusted EBITDA of CAD $35.5 million. The financial information presented above for Golden Boy was prepared by its management in accordance with Canadian generally accepted accounting principles for private enterprises and therefore may not be entirely comparable to our financial information.

Dymatize Enterprises, LLC. Effective February 1, 2014, we completed our acquisition of Dymatize. The purchase price for the transaction was $380.0 million in cash, subject to a working capital adjustment, which resulted in a payment at closing of approximately $392.5 million, and was funded through our existing cash resources. Additional consideration up to $17.5 million is contingent upon Dymatize achieving certain profit targets in calendar year 2014. For the twelve months ended December 31, 2013, we estimate that Dymatize had net sales of $196.0 million and Adjusted EBITDA of $30.2 million.

The net revenues and Adjusted EBITDA for Agricore, the parent company of Dakota Growers, were derived from the audited consolidated and combined carve-out financial statements of Agricore for its fiscal year ended October 31, 2013. The estimated net sales and Adjusted EBITDA of Golden Boy and Dymatize are based on available financial data derived from the books and records of each business. The financial data for Agricore and the estimates for Golden Boy and Dymatize reflect performance under each business’s prior parent company or ownership group and may not be indicative of the operating results that can be obtained under our cost structure. Further, the financial data for Golden Boy and Dymatize has not been audited or reviewed by our independent auditor or any other auditors. The future performance or results of Dakota Growers, Golden Boy and Dymatize as subsidiaries of Post may be materially different from past performance or results. We encourage investors not to place undue reliance on the above financial data for these businesses.

For a reconciliation of Adjusted EBITDA for Dakota, Golden Boy and Dymatize to earnings before income taxes, please see the reconciliation tables under “Additional Reconciliations of Non-GAAP Measures.” The amounts presented in the reconciliations for Golden Boy and Dymatize are estimates based on the available financial data for each business, as further described above.

New Secured Credit Facility. On January 29, 2014, we entered into a credit agreement with certain institutions that are or become lenders under the agreement, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA and Wells Fargo Securities, LLC, as joint lead arrangers and joint bookrunners, Barclays Bank PLC, as syndication agent, Credit Suisse AG, Cayman Islands Branch and Goldman Sachs Bank USA, as documentation agents, and Wells Fargo Bank, National Association, as administrative agent for the lenders. The credit agreement provides for a revolving credit facility in an aggregate principal amount of $300.0 million and potential incremental revolving and term facilities at our request and at the discretion of the lenders, on terms to be determined and in a maximum aggregate amount not to exceed the greater of $300.0 million and an amount such that our pro forma senior secured leverage ratio would not exceed 2.50 to 1.00. Our obligations under the credit agreement are unconditionally guaranteed by our existing and subsequently acquired or organized domestic subsidiaries and are secured by security interests on substantially all of the assets of us and the subsidiary guarantors, except for real property, which will be added to the collateral if we incur additional debt in excess of $150.0 million under the credit agreement. We intend to use the proceeds of loans under the credit agreement for general corporate purposes, which may include, among other things, our pending acquisitions or future acquisition opportunities, working capital and capital expenditures. The outstanding amounts under the revolving credit facility must be repaid on or before January 29, 2019. As of the date of this prospectus supplement, we have no borrowings outstanding under the credit agreement.

Concurrent Offering of Debt Securities. In order to provide us with additional sources of liquidity, including financing for any additional acquisition opportunities, we intend to issue additional debt securities in a concurrent private offering. We anticipate that the debt securities would be senior obligations, rank equal in right of payment with our existing senior notes, not be convertible, be unsecured and be guaranteed by our existing and future domestic subsidiaries (other than immaterial subsidiaries and receivables finance subsidiaries). We expect gross proceeds from such offering of debt securities would be approximately $260.0 million, including an estimated premium of approximately $10.0 million. However, the amount and terms and conditions of any such debt securities will be subject to market conditions, and there can be no assurance that we will be able to issue any debt securities on terms and conditions acceptable to us. This offering is not contingent on the consummation of any offering of debt securities.

Revised Outlook for Fiscal Year 2014

Our reported Adjusted EBITDA for fiscal 2014 (excluding any contribution from the pending PowerBar and Musashi acquisition) will be lower than Pro Forma Adjusted EBITDA for the twelve months ended December 31, 2013. The operating results for the Dakota Growers , Dymatize and Golden Boy acquisitions will not be included in our results of operations for all of fiscal 2014 (Dakota was acquired on January 1, 2014 and Dymatize and Golden Boy were acquired on February 1, 2014). Additionally, certain operational issues have negatively impacted our expectation for fiscal 2014 results. These operational issues include:

•

We have experienced elevated costs supporting M&A activity, primarily consisting of increased audit fees for pending or completed acquisitions, due diligence fees on abandoned acquisitions, outside service fees related to IT integrations, and increased headcount to support a larger footprint. Management will continue to prioritize investment in integration and additional M&A over near-term profit targets;

•

As expected, in late 2013 and early 2014, Dakota Growers lost certain ingredient customers who insourced manufacturing of their ingredients. The replacement of volume is developing more slowly than expected. Management believes Dakota Growers has a strong pipeline of business development opportunities. Some are under contract, and some are in late stage discussions. Management expects Dakota Growers to return to historical volume levels in 2015;

•

Post management has seen on-going softness in the RTE cereal category in Post’s second fiscal quarter, resulting in a revision to the outlook for the Post Foods business for fiscal 2014. Management believes the RTE cereal category will return to a single digit growth rate in 2015.

We also expect these operational issues to impact our second quarter results. As a result of these operational issues, on March 10, 2014, we reduced our previously announced guidance for fiscal 2014.

We believe that overall food sector consolidation will continue to accelerate, as cash flows of potential targets remain attractive and stable. We believe that the industries within the core categories we target remain fragmented, and that the pipeline of actionable acquisition targets will continue to be robust. We are currently evaluating multiple acquisition opportunities across each of our product categories, consistent with our stated M&A strategy.

Summary Historical Financial Information

The following tables set forth certain summary historical condensed consolidated financial data for each of the fiscal years in the three-year period ended September 30, 2013 and for the three months ended December 31, 2012 and 2013. The summary historical financial data set forth below should be read in conjunction with: (i) the sections entitled “Use of Proceeds” and “Capitalization,” each of which are contained elsewhere in this prospectus supplement and (ii) the audited consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this prospectus supplement, and (iii) the unaudited condensed consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013 filed with the SEC and incorporated by reference in this prospectus supplement.

The summary historical condensed consolidated financial data for each of the fiscal years in the three-year period ended September 30, 2013 have been derived from Post’s audited consolidated financial statements. The summary unaudited historical condensed consolidated financial data for the three months ended December 31, 2013 and 2012 have been derived from Post’s unaudited condensed consolidated financial statements, and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such information. The financial data presented for the interim periods are not necessarily indicative of the results for the full fiscal year.

The summary unaudited historical consolidated financial data for the twelve months ended December 31, 2013 were calculated by subtracting the summary historical consolidated financial information for three months ended December 31, 2012 from the summary historical consolidated financial information for the year ended September 30, 2013, and then adding the summary historical consolidated financial information for the three months ended December 31, 2013.

	Year Ended September 30,			Three Months Ended December 31,		Twelve Months Ended December 31, 2013
	2011	2012	2013	2012	2013
Statements of Operations Data:
Net sales	$968.2	$958.9	$1,034.1	$236.9	$297.0	$1,094.2
Cost of goods sold(1)	(516.6)	(530.0)	(609.2)	(131.2)	(182.5)	(660.5)

Gross profit	451.6	428.9	424.9	105.7	114.5	433.7
Selling, general and administrative expenses(2)	(239.5)	(274.5)	(294.4)	(72.1)	(83.0)	(305.3)
Amortization of intangible assets	(12.6)	(12.6)	(14.6)	(3.2)	(5.7)	(17.1)
Impairment of goodwill and other intangible assets(3)	(566.5)	—	(2.9)	—	—	(2.9)
Restructuring expense(4)	—	—	(3.8)	—	(0.5)	(4.3)
Other operating expenses, net	(1.6)	(2.7)	(1.4)	(0.1)	(0.1)	(1.4)

Operating profit (loss)	(368.6)	139.1	107.8	30.3	25.2	102.7
Interest expense(5)	(51.5)	(60.3)	(85.5)	(19.2)	(29.0)	(95.3)
Other (expense) income	(10.5)	1.6	—	—	—	—

(Loss) earnings before income taxes	(430.6)	80.4	22.3	11.1	(3.8)	7.4
Income tax benefit (provision)	6.3	(30.5)	(7.1)	(3.5)	1.4	(2.2)

Net (loss) earnings	(424.3)	49.9	15.2	7.6	(2.4)	5.2
Preferred stock dividends	—	—	(5.4)	—	(2.6)	(8.0)

Net (loss) earnings available to common stockholders	$(424.3)	$49.9	$9.8	$7.6	$(5.0)	$(2.8)

(Loss) earnings per Share:
Basic	$(12.33)	$1.45	$0.30	$0.23	$(0.15)
Diluted	(12.33)	1.45	0.30	0.23	(0.15)
Weighted-Average Common Shares Outstanding:
Basic	34.4	34.3	32.7	32.6	32.7
Diluted	34.4	34.5	33.0	32.7	32.7

	Year Ended September 30,			Three Months Ended December 31,		Twelve Months Ended December 31, 2013
	2011	2012	2013	2012	2013
Statements of Cash Flow Data:
Depreciation and amortization	$58.7	$63.2	$76.8	$16.2	$21.1	$81.7
Cash provided (used) by:
Operating activities	143.8	144.0	119.2	23.6	24.9	120.5
Investing activities	(14.9)	(30.9)	(423.8)	(14.2)	(345.7)	(755.3)
Financing activities	(132.1)	(57.1)	648.8	243.4	804.6	1,210.0
Other Financial Data:
Cash paid or advanced for business acquisitions, net of cash acquired(6)	$—	$—	$352.9	—	$366.2	$719.1
Capital expenditures	14.9	30.9	32.8	5.0	16.5	44.3
EBITDA(7)	(309.9)	202.3	184.6	46.5	46.3	184.4
Adjusted EBITDA(8)	248.9	214.6	216.7	52.5	55.9	220.1
Pro Forma Adjusted EBITDA(9)						$345.9
Net Debt (as adjusted), as of the last day of the period(10)						1,455.0
Ratio of Net Debt (as adjusted) to Pro Forma Adjusted EBITDA(11)						4.2x

	September 30,		December 31, 2013
	2012	2013
Balance Sheet Data:
Cash and cash equivalents	$58.2	$402.0	$884.9
Working capital, excluding cash and cash equivalents and restricted cash	25.1	82.0	77.5
Total assets	2,732.3	3,473.8	4,289.1
Long-term debt, including current portion(12)	945.6	1,408.6	1,932.9
Other non-current liabilities	129.2	116.3	117.0
Total equity	1,231.5	1,498.6	1,785.7

(1)	In the three months ended December 31, 2013 and 2012 and the years ended September 30, 2013, 2012 and 2011, Post incurred a net pretax gain (loss) of $0.9 million, $(0.7) million, $(0.9) million, $(0.3) million and $(7.1) million, respectively, on economic hedges which did not meet the criteria for cash flow hedge accounting. For more information, see Note 12 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and Note 9 of “Notes to Condensed Consolidated Financial Statements (Unaudited)” in Post’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, each as filed with the SEC and incorporated by reference in this prospectus supplement.
(2)	In the three months ended December 31, 2013 and 2012 and the years ended September 30, 2013, 2012 and 2011, Post incurred $0.2 million, $2.8 million, $8.9 million, $12.5 million and $2.8 million, respectively, of costs reported in selling, general and administrative expense related to the separation of Post from Ralcorp and Post’s transition into a separate stand-alone entity. For more information, see Note 19 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements, contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and Note 14 of “Notes to Condensed Consolidated Financial Statements (Unaudited)” in Post’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, each as filed with the SEC and incorporated by reference in this prospectus supplement.
(3)	For information about the impairment of goodwill and other intangible assets, see “Critical Accounting Policies and Estimates” and Notes 2 and 6 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this prospectus supplement.
(4)	In April 2013, Post announced management’s decision to close our manufacturing facility located in Modesto, California as part of a cost savings and capacity rationalization effort. The transfer of production capabilities and closure of the facility are expected to be completed by September 2014. See Note 4 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements, contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and Note 2 of “Notes to Condensed Consolidated Financial Statements (Unaudited)” in Post’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, each as filed with the SEC and incorporated by reference in this prospectus supplement, for further discussion of restructuring expenses.
(5)	For periods prior to Post’s separation from Ralcorp on February 3, 2012, interest expense represents intercompany interest expense related to debt obligations assumed by Ralcorp from Kraft in the August 2008 acquisition of Post and other intercompany notes. As part of the separation transaction, Post settled all intercompany debt with Ralcorp. At the time of the separation and thereafter, Post has incurred new indebtedness with a book value as of December 31, 2013 totaling $1,932.9 million. See Note 14 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, and Note 12 in “Notes to Condensed Consolidated Financial Statements (Unaudited)” contained in Post’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, each as filed with the SEC and incorporated by reference in this prospectus supplement, for further discussion of long-term debt.
(6)

In December 2012, Post completed its acquisition of the assets of Attune Foods, Inc. In May 2013, Post completed its acquisition of certain assets of the Hearthside Food Solutions private label and branded cereal granola and snacks businesses. In September 2013, Post completed its acquisition of Premier Nutrition Corporation. In December 2013, Post advanced funds for the acquisition of Dakota

Growers Pasta Company, Inc. The acquisition was effective January 1, 2014. The amount included in cash paid or advanced for business acquisitions, net of cash acquired reflects the cash consideration paid or advanced for these businesses less any cash acquired in the transactions. See Note 5 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, and Note 3 in “Notes to Condensed Consolidated Financial Statements (Unaudited)” contained in Post’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, each as filed with the SEC and incorporated by reference in this prospectus supplement, for further discussion of business combinations. Effective February 1, 2014, Post completed its acquisitions of Golden Boy Foods Ltd. and Dymatize Enterprises, LLC.
(7)	As used herein, “EBITDA” represents operating profit plus depreciation and amortization. We present EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA (which, as derived from operating profit, has not been reduced by interest expense or provision for taxes), is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up. Depreciation and amortization are non-cash charges.

The indentures governing our senior notes use EBITDA (with additional adjustments similar to those discussed in footnote (8) below regarding our calculation of “Adjusted EBITDA”) to measure our compliance with covenants such as interest coverage and leverage. Our management also believes EBITDA is an acceptable indicator of our ability to incur and service debt and make capital expenditures. We believe that EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business.

EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative benchmark measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following table reconciles EBITDA to operating profit for the periods indicated:

	Year Ended September 30,			Three Months Ended December 31,		Twelve Months Ended December 31, 2013
(in millions)	2011	2012	2013	2012	2013
Operating profit (loss)	$(368.6)	$139.1	$107.8	$30.3	$25.2	$102.7
Depreciation and amortization	58.7	63.2	76.8	16.2	21.1	81.7

EBITDA	$(309.9)	$202.3	$184.6	$46.5	$46.3	$184.4

(8)	We present Adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items that are non-cash items, unusual items which we do not expect to recur or continue at the same level or other items which we do not believe to be reflective of our ongoing operating performance. We have also included in our preparation of Adjusted EBITDA an adjustment for additional costs we estimated we would have incurred if we would have been a stand-alone company during the periods prior to our separation from Ralcorp. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA, including the fact that we may calculate Adjusted EBITDA differently than other companies in our industry. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table reconciles EBITDA to Adjusted EBITDA for the periods indicated:

	Year Ended September 30,			Three Months Ended December 31,		Twelve Months Ended December 31, 2013
(in millions)	2011	2012	2013	2012	2013
EBITDA	$(309.9)	$202.3	$184.6	$46.5	$46.3	$184.4
Stock compensation(a)	1.1	4.5	10.5	2.5	3.4	11.4
Retention and severance costs(b)	—	0.9	—	—	—	—
Intangible asset impairment(c)	566.5	—	2.9	—	—	2.9
Impact of mark-to-market accounting for economic hedges(d)	7.1	0.3	0.9	0.7	(0.9)	(0.7)
Losses on hedge of purchase price of acquisitions(e)	—	—	—	—	1.3	1.3
Intercompany servicing fees(f)	(3.7)	(0.8)	—	—	—	—
Separation costs(g)	2.8	12.5	8.9	2.8	0.2	6.3
Inventory revaluation adjustment on acquired businesses(h)	—	—	1.4	—	—	1.4
Public company costs(i)	(15.0)	(5.1)	—	—	—	—
Restructuring and plant closure costs(j)	—	—	4.8	—	2.2	7.0
Acquisition related transaction costs(k)	—	—	2.7	—	3.4	6.1

Adjusted EBITDA	$248.9	$214.6	$216.7	$52.5	$55.9	$220.1

(a)	Represents non-cash expenses related to stock-based compensation.
(b)	Represents non-recurring retention expense for certain Post employees to ensure continuity during the transition/integration of the Post business from Kraft into Ralcorp and for the separation of Post from Ralcorp. Also includes severance for job eliminations triggered by the spin-off from Ralcorp.
(c)	For the fiscal year ended September 30, 2011, represents a non-cash expense for the impairment of goodwill and certain trademark intangible assets. For the fiscal year ended September 30, 2013, represents a non-cash expense for the impairment of certain trademark intangible assets. For more information about these expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates” and Notes 2 and 6 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements, each contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this prospectus supplement.
(d)	Represents a non-cash expense for mark-to-market adjustments on economic hedges. For more information, see Note 12 of “Notes to Consolidated Financial Statements” in Post’s audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, and Note 9 in “Notes to Condensed Consolidated Financial Statements (unaudited)” contained in Post’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, each as filed with the SEC and incorporated by reference in this prospectus supplement.
(e)	On December 7, 2013, Post entered into a share purchase agreement to acquire Golden Boy Foods Ltd. for a purchase price of 320 million Canadian dollars. From that date through December 31, 2013, Post began to accumulate Canadian dollars in preparation for closing the transaction on February 1, 2014. In addition, Post entered into a financial instrument as an economic hedge against fluctuations in the foreign currency exchange rate of the Canadian dollar against the U.S. dollar. In aggregate, Post incurred a loss of $1.3 million during the quarter ended December 31, 2013 on the Canadian dollars accumulated and the economic hedge.
(f)	Represents intercompany servicing fees from an accounts receivable securitization program that did not continue after Post’s separation from Ralcorp.
(g)	Represents certain expenses incurred to effect the separation of Post from Ralcorp and to support Post’s transition into a separate stand-alone entity.
(h)	Represents the profit impact of inventory basis step-up related to business combinations.
(i)	Represents additional costs we estimate we would have incurred had we been a stand-alone company for the duration of the periods presented, consisting primarily of executive office costs, incremental costs to perform core corporate support functions, independent board of director fees and costs and external and internal audit costs. We estimated that these costs (excluding non-cash components) would have been approximately $15.0 million per year and have used $15.0 million in our calculation of Adjusted EBITDA for each applicable fiscal year shown in the table above.
(j)	Represents certain plant closure related expenses associated with the closing of the Modesto, California facility as part of a cost savings and capacity rationalization effort. The transfer of production capabilities and closure of the facility is expected to be completed by September 2014.
(k)	Represents acquisition related professional service fees associated with the signed and closed business combinations.

(9)	We present Pro Forma Adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare Pro Forma Adjusted EBITDA by further adjusting Adjusted EBITDA to give effect to recent acquisitions as if those acquisitions had occurred on January 1, 2013 by adding, (i) with respect to the Dakota Growers Business, which was acquired effective January 1, 2014, the Adjusted EBITDA for the Dakota Growers Business based upon the audited financial statements for the fiscal year ended October 31, 2013 of Agricore United Holdings Inc., the sole shareholder of Dakota Growers and (ii) with respect to the other recently acquired businesses, management’s estimate of the Adjusted EBITDA for each such business (based on the financial statements that were prepared by their respective prior management), as follows:

•

Our acquisition of the Hearthside Business was completed on May 28, 2013. Our financial results for the 12 month period ended December 31, 2013 includes seven months of financial results related to this acquisition. The adjustments to Pro Forma Adjusted

EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Hearthside Business for January 1, 2013 through May 27, 2013. Because the financial statements for the assets that comprised the Hearthside Business did not include an allocation of taxes or interest expense, Adjusted EBITDA for the Hearthside Business was calculated as net income plus depreciation and amortization, without further adjustment.

•

Our acquisition of the Premier Business was completed on September 1, 2013. Our financial results for the 12 month period ended December 31, 2013 includes four months of financial results related to this acquisition. The adjustments to Pro Forma Adjusted EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Premier Business for January 1, 2013 through August 31, 2013 and include adjustments to remove certain non-recurring compensation and transaction related costs.

•

Our acquisition of the Dymatize Business was completed effective February 1, 2014. The adjustments to Pro Forma Adjusted EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Dymatize Business for January 1, 2013 through December 31, 2013 and also include adjustments to remove non-recurring transaction and legal expenses and costs incurred by the Dymatize Business as a stand-alone company for its board of directors.

•

Our acquisition of the Golden Boy Business was completed effective February 1, 2014. The adjustments to Pro Forma Adjusted EBITDA for the 12 month period ended December 31, 2013 include management’s estimate of the pre-acquisition Adjusted EBITDA of the Golden Boy Business for January 1, 2013 through December 31, 2013 and also include adjustments to add back estimated lost profits from business interruption, remove non-recurring plant start-up costs and remove transaction costs.

The Adjusted EBITDA presented in this prospectus supplement for the Hearthside, Premier, Dakota Growers, Dymatize and Golden Boy businesses are based on the financial statements for those businesses that were prepared by their respective prior management and do not include any contributions from synergies or cost savings management expects to achieve in the future. Except for Dakota Growers, these financial statements have not been audited or reviewed by independent auditors or any other accounting firm. Investors should be aware that Adjusted EBITDA for these acquired entities may not be entirely comparable to our measure of EBITDA or Adjusted EBITDA. Pro Forma Adjusted EBITDA has not been prepared in accordance with the requirements of Regulation S-X or any other securities laws relating to the presentation of pro forma financial information. Pro Forma Adjusted EBITDA and the related ratios are presented for information purposes only and do not purport to represent what our actual financial position or results or operations would have been if the acquisitions had been completed as of an earlier date or that may be achieved in the future. Pro Forma Adjusted EBITDA does not include any contribution from, or otherwise adjust for, our pending acquisition of the PowerBar and Musashi branded premium bars, powders and gel products business of Nestlé S.A.

The following table reconciles Adjusted EBITDA to Pro Forma Adjusted EBITDA for the period indicated:

(in millions)	Twelve Months Ended December 31, 2013
Adjusted EBITDA	$220.1
Hearthside Business Adjusted EBITDA Adjustment(a)	7.3
Premier Business Adjusted EBITDA Adjustment(b)	13.8
Dakota Growers Business Adjusted EBITDA(c)	40.1
Dymatize Business Adjusted EBITDA(d)	30.2
Golden Boy Business Adjusted EBITDA(e)	34.4

Pro Forma Adjusted EBITDA	$345.9

(a)	Adjustment gives effect to the acquisition of the Hearthside Business, which was consummated on May 28, 2013, as if such acquisition had occurred on January 1, 2013, by including management’s estimate of the Adjusted EBITDA of the Hearthside Business for the period from January 1, 2013 through May 27, 2013. This estimate does not include any contributions from synergies or cost savings management expects to achieve in the future.
(b)	Adjustment gives effect to the acquisition of the Premier Business, which was consummated on September 1, 2013, as if such acquisition had occurred on January 1, 2013, by including management’s estimate of the Adjusted EBITDA of the Premier Business for the period from January 1, 2013 through August 31, 2013, including adjustments to remove certain non-recurring compensation and transaction related costs. This estimate does not include any contributions from synergies or cost savings management expects to achieve in the future.
(c)	Adjustment gives effect to the acquisition of the Dakota Growers Business, which was consummated effective January 1, 2014, as if such acquisition had occurred on January 1, 2013, by including the Adjusted EBITDA of the Dakota Growers Business for the fiscal year ended October 31, 2013 of Agricore United Holdings Inc., the sole shareholder of Dakota Growers. This measure does not include any contributions from synergies or cost savings management expects to achieve in the future.
(d)	Adjustment gives effect to the acquisition of the Dymatize Business, which was consummated effective February 1, 2014, as if such acquisition had occurred on January 1, 2013, by including management’s estimate of the Adjusted EBITDA of the Dymatize Business for the period from January 1, 2013 through December 31, 2013, including adjustments to remove non-recurring transaction and legal expenses and costs incurred by Dymatize as a stand-alone company for its board of directors.
(e)

Adjustment gives effect to the acquisition of the Golden Boy Business, which was consummated effective February 1, 2014, as if such acquisition had occurred on January 1, 2013, by including management’s estimate of the Adjusted EBITDA of the Golden Boy Business for the period from January 1, 2013 through December 31, 2013, including adjustments to add back estimated lost profits from business interruption, remove non-recurring plant start-up costs and remove transaction costs. This estimate does not include any contributions from synergies or cost savings management expects to achieve in the future. In the table above, US dollar Adjusted EBITDA of the Golden Boy Business was derived by dividing the Golden Boy Business Adjusted EBITDA denominated in Canadian dollars by the average weekly foreign exchange rate during the period of January 1, 2013 to December 31, 2013 of 1 US dollar to 1.0305 Canadian dollars.

Reconciliation of earnings before income taxes to Adjusted EBITDA for the Hearthside, Premier, Dakota Growers, Golden Boy and Dymatize Businesses is set forth below under “Additional Reconciliations of Non-GAAP Measures.”

(10)	Net Debt (as adjusted) is defined as (a) the aggregate principal amount of our long term debt of $2,150.0 million less (b) cash and cash equivalents of $695.0 million, in each case after giving effect to the offering of the shares of our common stock hereby and estimated gross proceeds of $260.0 million from the concurrent offering of our new notes, as if each had occurred on December 31, 2013 and, in the case of cash and cash equivalents, also giving effect to an estimated $10.0 million of financing expenses for this offering and an estimated $4.4 million of financing expenses for the concurrent offering of our new notes, $19.4 million of net proceeds for the issuance of 200,000 additional shares of Series C convertible preferred stock and the CAD $321.1 million (approximately US $300.2 million) and $392.5 million, respectively, paid to purchase the Golden Boy and Dymatize Businesses as if these transactions had closed on December 31, 2013. Net Debt does not give pro forma effect to, or include any adjustment for, our pending acquisition of the PowerBar and Musashi branded premium bars, powders and gel products business of Nestlé S.A.
(11)	Ratio of Net Debt (as adjusted) to Pro Forma Adjusted EBITDA represents the ratio of our Net Debt (as adjusted) as of December 31, 2013 (calculated as described above in footnote (10)) to our Pro Forma Adjusted EBITDA for the twelve months ended December 31, 2013 (calculated as described in footnote (9)). Ratio of Net Debt (as adjusted) to Pro Forma Adjusted EBITDA does not give pro forma effect to, or include any adjustment for, our pending acquisition of the PowerBar and Musashi branded premium bars, powders and gel products business of Nestlé S.A.
(12)	Includes unamortized premium of $32.9 million at December 31, 2013 and $33.6 million at September 30, 2013.

Additional Reconciliations of Non-GAAP Measures

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES TO ADJUSTED EBITDA

FOR THE HEARTHSIDE BUSINESS

(in millions)

January 1, 2013 to May 27, 2013
Earnings before income taxes	$5.5
Depreciation and amortization	1.8

Adjusted EBITDA	$7.3

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES TO ADJUSTED EBITDA

FOR PREMIER

(in millions)

January 1, 2013 to August 31, 2013
Earnings before income taxes	$(0.6)
Depreciation and amortization	5.2
Interest expense, net	2.0
Transaction expenses	6.1
Stock compensation	1.3
Other, net	(0.2)

Adjusted EBITDA	$13.8

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES TO ADJUSTED EBITDA

FOR DAKOTA GROWERS

(in millions)

Twelve Months Ended October 31, 2013
Earnings before income taxes	$24.3
Depreciation and amortization	10.5
Interest expense	5.7
Loss on disposition of property	3.5
Commodity hedging gains	(3.9)

Adjusted EBITDA	$40.1

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES TO ADJUSTED EBITDA

FOR DYMATIZE

(in millions)

Twelve Months Ended December 31, 2013
Earnings before income taxes	$10.0
Depreciation and amortization	10.4
Interest expense, net	8.3
Board of directors costs	0.3
Transaction and legal expenses	1.2

Adjusted EBITDA	$30.2

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES TO ADJUSTED EBITDA

FOR GOLDEN BOY

(in CAD millions)

Twelve Months Ended December 31, 2013
Earnings before income taxes	$24.1
Depreciation and amortization	6.9
Interest expense, net	3.1
Lost profits from business interruption	0.6
Plant start-up costs	0.3
Transaction costs	0.5

Adjusted EBITDA	$35.5

Adjusted EBITDA in US dollars (CAD converted to USD using the average weekly foreign exchange rate for the period of January 1, 2013 to December 31, 2013 of 1 US dollar to 1.0305 Canadian dollars)	$34.4

The Offering

Common stock offered by us:	4,000,000 shares, or 4,600,000 if the underwriters exercise their option in full to purchase additional shares

Common stock to be outstanding immediately after this offering:	36,706,241 shares, or 37,306,241 if the underwriters exercise their option in full to purchase additional shares

Use of proceeds	We estimate that, based upon an assumed price of $59.44, which was the closing price of our common stock on the NYSE on March 7, 2014, the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $227.8 million, or approximately $262.0 million if the underwriters exercise their option to purchase additional shares from us in full. We intend to use the net proceeds from this offering, including any net proceeds received from an exercise of the underwriters’ option to purchase additional shares, for general corporate purposes, which could include, among other things, financing our pending acquisition and any future acquisition opportunities, working capital and capital expenditures.

Risk factors	You should read the “Risk Factors” section of this prospectus supplement beginning on page S-21 before deciding to purchase shares of our common stock.

Listing	Our common stock is listed on the New York Stock Exchange under the symbol “POST.”

The number of shares of our common stock to be outstanding after this offering is based on 32,706,241 shares outstanding as of March 7, 2014, and excludes as of such date:

•	3,020,000 outstanding stock options, 453,501 outstanding stock settled restricted stock units and 312,440 outstanding stock-settled stock appreciation rights;

•	an aggregate of 2,676,514 additional shares of common stock available for future issuance under our equity compensation plans; and

•

11,030,508 shares of common stock issuable upon conversion of our outstanding 3.75% Series B Cumulative Perpetual Convertible Preferred Stock, which we refer to as the Series B preferred stock, and 2.5% Series C Cumulative Perpetual Convertible Preferred Stock, which we refer to as the Series C preferred stock, at the conversion rates in effect as of the date of this prospectus supplement.

Except as otherwise noted, all information in this prospectus supplement:

•	assumes no exercise of outstanding options or conversion of outstanding convertible preferred stock; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

RISK FACTORS

Investment in our common stock involves risks. Before acquiring any shares of our common stock, you should carefully consider the risk factors set forth below and those incorporated by reference to our Current Report on Form 8-K filed with the SEC on March 10, 2014 (the second Form 8-K only). The risks described below or incorporated by reference herein are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks or those incorporated by reference herein could materially and adversely affect our business, financial condition or results of operations. In such case, you could lose all or part of your original investment.

Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and our shareholders will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may use the net proceeds for general corporate purposes which may include paying a portion of the purchase price for pending or future acquisitions or investing in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our shareholders.

The price of our common stock may fluctuate significantly.

The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. This volatility may affect the price at which you could sell your common stock. The market price of our common stock is likely to continue to be volatile and may fluctuate significantly in response to many factors, including:

•	operating results that vary from the expectations of management, securities analysts and investors;

•	developments in our business or in sectors in which we operate generally;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	negative economic conditions that adversely affect the economy, commodity prices, the job market and other factors that may affect the markets in which we operate;

•	publication of research reports about us or the sectors in which we operate generally;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	the failure to identify and complete favorable acquisitions in the future or unexpected difficulties or developments related to the integration of recently completed or future acquisitions; and

•	the realization of any of the other risk factors included in, or incorporated by reference to, this prospectus supplement or the prospectus.

Holders of our common stock will be subject to the risk of volatile and depressed market prices of our common stock. In addition, many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of the financial condition, results of operations, business or prospects of us and our subsidiaries. It is impossible to assure investors in our capital stock that the market price of our common stock will not fall in the future.

Our preferred stock may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by our convertible preferred stock. We have issued 2,415,000 shares of our 3.75% Series B Cumulative Perpetual Convertible Preferred Stock, which we refer to as the Series B preferred stock, and 3,200,000 shares of our 2.5% Series C Cumulative Perpetual Convertible Preferred Stock, which we refer to as the Series C preferred stock. At the conversion rates in effect as of the date of this prospectus supplement, 11,030,508 shares of our common stock are issuable upon conversion of the Series B preferred stock and the Series C preferred stock. The conversion rates of the Series B preferred stock and the Series C preferred stock are subject to adjustments that could significantly increase the number of shares of our common stock issuable upon conversion. The market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the sale into the market of a substantial number of additional shares of common stock received upon conversion of our convertible preferred stock;

•	possible sales of our common stock by investors who view our convertible preferred stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving our convertible preferred stock and our common stock.

Sales of a substantial number of shares of our common stock in the public market by our existing shareholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise adequate capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Provisions in our articles of incorporation and bylaws and provisions of Missouri law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our articles of incorporation, bylaws and Missouri law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the board of directors is divided into three classes with staggered terms;

•	the board of directors fixes the number of members on the board;

•	elimination of the rights of our shareholders to act by written consent (except when such consent is unanimous) and to call shareholder meetings;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred stock without shareholder approval;

•	supermajority vote requirements for certain amendments to our articles of incorporation and bylaws;

•

anti-takeover provisions of Missouri law which may prevent us from engaging in a business combination with an interested shareholder, or which may deter third parties from acquiring our common stock above certain thresholds; and

•	limitations on the right of shareholders to remove directors.

These provisions may deter an acquisition of us that might otherwise be attractive to shareholders.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and liquidation.

In the future, we may issue additional debt or equity securities or securities convertible into or exchangeable for equity securities, or we may enter into debt-like financing that is unsecured or secured by any or all of our properties. Such securities may be senior to our common stock as to distributions. In addition, in the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. Any agreements governing the indebtedness of our subsidiaries could impose restrictions on such subsidiaries’ ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Our pending acquisition of the PowerBar and Musashi brands may not be consummated.

On February 3, 2014, we entered into agreements with certain subsidiaries of Nestlé S.A. to acquire substantially all the assets that are used by Nestlé in the business of manufacturing, marketing, distributing and selling PowerBar and Musashi branded premium bars, powders and gel products, including the intellectual property and equity of a German entity engaged in the business. See “Recent Developments—Pending Acquisition.” Completion of this acquisition is subject to certain limited conditions, including the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of third party consents under material agreements and the parties’ negotiation of a reasonably satisfactory transition services agreement, pursuant to which the Nestlé subsidiaries would provide certain services to us for a limited period of time after the closing of the acquisition, and manufacturing agreements, pursuant to which the parties would manufacture certain products for each other after the closing of the acquisition.

We expect the transaction to close in our fiscal third quarter. There can be no assurance, however, that all closing conditions for the acquisition will be satisfied and, if they are satisfied, that they will be satisfied in time for the closing to occur during the period noted above. The acquisition agreement may be terminated by the mutual consent of the parties and under certain other circumstances.

With this acquisition, if consummated, we will expand our footprint into various foreign countries in which we currently do not have operations. We also will need to replicate certain corporate functions previously provided to the business by Nestlé. If we are unable to successfully integrate the acquisition and support the business, or if we cannot successfully replicate the functions previously provided by Nestlé in a cost-effective way, our results could be adversely affected.

There is a limited amount of financial information currently available for Golden Boy, Dymatize and the PowerBar and Musashi businesses.

The estimated net sales and Adjusted EBITDA of Golden Boy and Dymatize and the estimated net sales of the PowerBar and Musashi businesses presented in this prospectus supplement are based on available financial data derived from the books and records of each such business; these estimates reflect performance under each such business’s prior parent company or ownership group and may not be indicative of the operating results that can be obtained under our cost structure. Further, the financial data have not been audited or reviewed by our independent registered public accounting firm or any other auditors. In addition, we made adjustments to the prior management-prepared financial statements to reflect additional estimated costs identified during our due diligence procedures. The future performance or results of Golden Boy, Dymatize and the PowerBar and Musashi businesses as subsidiaries of Post may be materially different from past performance or results. We encourage investors not to place undue reliance on the estimated financial results included in this prospectus supplement.

Our actual operating results may differ significantly from our guidance.

From time to time, we release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in such release and the factors described under “Forward-Looking Statements” in this prospectus supplement. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firms nor any other independent expert or outside party compiles or examines the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in, or incorporated by reference into, this prospectus supplement could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, are made throughout this prospectus supplement. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “expect,” “project,” “estimate,” “anticipate,” “aim,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this prospectus supplement. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management’s current views and assumptions, and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include but are not limited to the following:

•	our high leverage and substantial debt, including covenants that restrict the operation of our business;

•	our ability to service our outstanding debt or obtain additional financing;

•	our ability to continue to compete in our product markets and our ability to retain our market position;

•	our ability to identify and complete acquisitions, manage our growth and integrate acquisitions;

•	changes in our cost structure, management, financing and business operations;

•	significant increases in the costs of certain commodities, packaging or energy used to manufacture our products;

•	our ability to recognize the expected benefits of the closing of our Modesto, California manufacturing facility;

•	our ability to maintain competitive pricing, successfully introduce new products or successfully manage our costs;

•	our ability to successfully implement business strategies to reduce costs;

•	impairment in the carrying value of goodwill or other intangibles;

•	the loss or bankruptcy of a significant customer;

•	allegations that our products cause injury or illness, product recalls and product liability claims and other litigation;

•	our ability to anticipate changes in consumer preferences and trends;

•	changes in economic conditions and consumer demand for our products;

•	disruptions in the U.S. and global capital and credit markets;

•	labor strikes or work stoppages by our employees;

•	legal and regulatory factors, including changes in food safety, advertising and labeling laws and regulations;

•	our ability to comply with increased regulatory scrutiny related to certain of our products and/or international sales;

•	disruptions or inefficiencies in supply chain;

•	our reliance on third party manufacturers for certain of our products;

•	fluctuations in foreign currency exchange rates;

•	consolidations among the retail grocery and foodservice industries;

•	change in estimates in critical accounting judgments and changes to or new laws and regulations affecting our business;

•	losses or increased funding and expenses related to our qualified pension plans;

•	loss of key employees;

•	our ability to protect our intellectual property;

•	changes in weather conditions, natural disasters and other events beyond our control;

•	our ability to successfully operate our international operations in compliance with applicable laws and regulations;

•	our ability to operate effectively as a stand-alone, publicly traded company;

•	our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, including with respect to acquired companies;

•	business disruptions caused by information technology failures; and

•

other risks and uncertainties included under “Risk Factors” in this prospectus supplement and those included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2014 (the second Form 8-K only).

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement and those included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013, each of which is filed with the SEC and incorporated by reference in the prospectus supplement, to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We estimate that based upon an assumed price of $59.44, which was the closing price of our common stock on the NYSE on March 7, 2014, the net proceeds from this offering will be approximately $227.8 million, or approximately $262.0 million if the underwriters exercise their option to purchase additional shares from us in full, in each case after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, which could include, among other things, financing our pending acquisition and any future acquisition opportunities, working capital and capital expenditures.

DIVIDEND POLICY AND MARKET FOR COMMON STOCK

Dividend Policy

The holders of our common stock are entitled to receive dividends if and when declared by our board of directors out of legally available funds. We have no plans to pay cash dividends on our common stock in the foreseeable future, and our senior credit facility and the indentures governing our debt securities restrict, and future credit facilities may restrict, our ability to pay dividends. Our Series B preferred stock earns cumulative dividends at a rate of 3.75% per annum, and our Series C preferred stock earns cumulative dividends at a rate of 2.5% per annum. Dividends on each series of preferred stock are payable quarterly on February 15, May 15, August 15 and November 15. We have paid the dividends on the Series B preferred stock on each quarterly dividend payment date since the initial issuance of the Series B preferred stock, and we have declared a dividend on the Series C preferred stock payable on February 15, 2014, the first dividend payment date to occur since our initial issuance of the Series C preferred stock, to holders of record as of February 1, 2014. Subject to compliance with the terms of our senior credit facility and our indentures, we expect to continue to pay dividends on the Series B and Series C preferred stock for future dividend periods.

Price Range of our Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol “POST.” The high and low closing sale prices of our common stock, as reported by the New York Stock Exchange, for each quarter since Post’s separation from Ralcorp are reported below.

	Price Range of Common Stock
Period	High	Low
Fiscal Year Ended September 30, 2012:
Second Quarter (February 6, 2012 through March 31, 2012)	$32.93	$26.02
Third Quarter	33.98	28.00
Fourth Quarter	32.92	28.58

Fiscal Year Ended September 30, 2013:
First Quarter	$35.13	$30.05
Second Quarter	42.93	33.93
Third Quarter	47.12	41.88
Fourth Quarter	49.14	40.37

Fiscal Year Ending September 30, 2014:
First Quarter	$52.61	$38.70
Second Quarter (through March 7, 2014)	$59.44	$49.50

On March 7, 2014, the closing sale price of our common stock as reported on the NYSE was $59.44.

As of February 28, 2014, there were approximately 6,695 record holders of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

(i) the sale of 4.0 million shares of common stock, after deducting estimated discounts and commissions and estimated offering expenses and excluding any shares that may be issued if the underwriters exercise their option to purchase additional shares of common stock, at an assumed price of $59.44 per share (which was the closing price of our common stock on the NYSE on March 7, 2014), and our receipt of the estimated net proceeds thereof as described in “Use of Proceeds;” and

(ii) the issuance, concurrent with this offering, of $250.0 million in aggregate principal amount of our debt securities,

and, in each case, the other items or events described in the footnotes in the table below.

The information below is not necessarily indicative of our future cash and cash equivalents and capitalization. You should read the information in this table together with “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013, and in our Quarterly Report on Form 10-Q for the quarter ended December 31, 2013, each of which is filed with the SEC and incorporated by reference in this prospectus supplement.

	As of December 31 , 2013
		As Adjusted(1)(2)
(in millions)	Historical	For Common Stock Offering Only	For Common Stock Offering and Debt Offering
Cash and cash equivalents	$884.9	$439.4 (3)	$695.0	(4)

Debt, including current and long-term:
Senior notes due 2022	$1,407.9	$1,407.9	$1,407.9
Senior notes due 2021	525.0	525.0	785.0	(5)

Total debt	1,932.9	1,932.9	2,192.9

Shareholders’ Equity:
Preferred stock, par value $.01 per share; 50,000,000 shares authorized:
Series B—$100 liquidation value; 2,415,000 shares issued and outstanding and Series C—$100 liquidation value; 3,000,000 shares issued and outstanding	0.1	0.1	0.1
Common stock, par value $.01 per share; 300,000,000 shares authorized; 32,688,799 shares outstanding	0.3	0.4	0.4
Additional paid-in capital(6)	1,811.2	2,058.3	2,058.3
Retained earnings	42.9	42.9	42.9
Accumulated other comprehensive loss	(15.4)	(15.4)	(15.4)
Treasury stock	(53.4)	(53.4)	(53.4)

Total stockholders’ equity	1,785.7	2,032.9	2,032.9

Total capitalization	$3,718.6	$3,965.8	$4,225.8

(1)	The as adjusted balances give effect to the $19.4 million net proceeds of our issuance on January 14, 2014 of an additional 200,000 shares of our Series C preferred stock upon exercise by the initial purchasers in our December 2013 private offering of the Series C preferred stock of their option to purchase additional shares.
(2)	The as adjusted balances give effect to the acquisitions of Golden Boy, for which we used approximately CAD$321.1 million of cash and cash equivalents (approximately US $300.2 million using the CAD to USD exchange rate on December 31, 2013), and Dymatize, for which we used approximately $392.5 million of cash and cash equivalents. The as adjusted balances do not give effect to our pending acquisition of the PowerBar and Musashi brands from Nestlé S.A. for which we expect to use $150.0 of cash and cash equivalents.
(3)	The as adjusted balance for the offering of common stock includes, in addition to the historical balance, the Series C preferred stock net proceeds discussed in footnote (1) and reductions for the acquisition of Golden Boy and Dymatize discussed in footnote (2), the gross proceeds of $237.8 million from this offering, reduced by an estimated $10.0 million of fees and expenses for this offering.
(4)	The as adjusted balance for the offering of common stock and the concurrent debt securities offering includes, in addition to the historical balance and the Series C preferred stock net proceeds discussed in footnote (1) and reductions for the acquisitions of Golden Boy and Dymatize discussed in footnote (2), the following: gross proceeds of $237.8 million from this offering of common stock, reduced by an estimated $10.0 million of fees and expenses of this offering, plus estimated gross proceeds of $260.0 million from the concurrent offering of debt securities, including an estimated $10.0 million premium, reduced by an estimated $4.4 million of fees and expenses of such offering.
(5)	The as adjusted balance gives effect to estimated gross proceeds of $260.0 from the debt securities offering, including an estimated $10.0 million premium.
(6)	As adjusted additional paid in capital assumes the Series C preferred stock net proceeds discussed in footnote (1) and gross proceeds of $237.8 million from the issuance of 4.0 million shares of common stock at an assumed price of $59.44 per share (which was the closing price of our common stock on the NYSE on March 7, 2014), less par value and estimated fees and expenses for this offering of $10.0 million.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, in each case in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor a partnership (or entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy and Market for Common Stock,” we do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, cash or other property distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “-Sale or Other Taxable Disposition.”

Subject to the discussions below on effectively connected income, dividends paid to a non-U.S. holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or a lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) qualifying for an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or other applicable documentation claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI or other applicable documentation stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S.

holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Sale or Other Taxable Disposition

Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owns, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder’s holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

A non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or other applicable certification, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under sections 1441 to 1447 of the Code (such sections commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it will be required to, among other things, undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. The 30% withholding tax under FATCA would apply regardless of whether the applicable payment would otherwise be exempt from U.S. withholding tax (e.g. as effectively connected income or as capital gain upon the sale, exchange, redemption or other disposition of our common stock).

Under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will apply to payments of dividends on our common stock made on or after July 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA and the circumstances under which a claim for refund could be made to their investment in our common stock.

UNDERWRITING

Barclays Capital Inc. and Goldman, Sachs & Co. are acting as representatives of the underwriters of this offering. Under the terms of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Nomura Securities International, Inc.
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.

Total	4,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$
Total	$

Barclays Capital Inc. and Goldman, Sachs & Co. have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The expenses of the offering that are payable by us are estimated to be approximately $500,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of 600,000 shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section

Clear Market

We, and our executive officers and directors, have agreed, subject to certain exceptions, that we and they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, without the prior written consent of Barclays Capital Inc. for a period of 90 days after the date of this prospectus supplement.

Notwithstanding the foregoing, the underwriters have agreed that the lock-up agreement will not apply to us with respect to (a) our sale of common stock pursuant to this offering, (b) our issuance of any shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (c) any grants under our equity or stock plans in accordance with the terms of such plans, (d) common stock or rights to receive common stock (including securities convertible into or exercisable or exchangeable for common stock) issued or contemplated to be issued in connection with an acquisition or with a strategic or minority investment transaction, provided that the aggregate number of shares of common stock issued or issuable upon exchange or conversion of any securities convertible into or exchangeable for common stock under clause (d) during the 90-day restricted period shall not exceed 20.0% of the total number of shares of common stock issued and outstanding as of the date of such acquisition or strategic or minority investment transaction and any such recipient of our securities pursuant to clause (d) will agree to be bound by lock-up agreements for the remainder of the 90-day restricted period or (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock (subject to certain conditions). We have also agreed that, without the prior written consent of Barclays Capital Inc., we will not, during the period beginning on the date hereof and continuing to and including the closing date of this offering, offer, sell, contract to sell or otherwise dispose of any of our common stock or warrants to purchase common stock substantially similar to the common stock (other than the sale of the common stock in this offering).

In addition, notwithstanding the lock-up agreements applicable to our directors and executive officers, the underwriters have agreed that such directors and executive officers may, subject to certain restrictions, (1) make transfers as a bona fide gift, (2) make transfers to an affiliate, (3) make transfers to a trust, (4) establish a trading plan that complies with Rule 10b5-1 under the Exchange Act, (5) make purchases pursuant to an option or warrant, (6) surrender common stock or any security convertible into common stock to us in payment of the exercise price of any options or withholdings in respect of tax obligations, (7) make sales or dispositions of common stock solely to cover tax obligations which arise from the exercise or vesting of options or restricted stock units, (8) make pledges of common stock or any security convertible into common stock, (9) make transfers of common stock or any security convertible into common stock acquired in open market transactions, or (10) make tenders involving the acquisition of a majority of our common stock or a majority of our securities convertible into common stock.

Barclays Capital Inc. in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer.

The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking or financial advisory transactions with us, and our affiliates, in the ordinary course of their business. For example, in connection with our revolving credit facility, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA and Wells Fargo Securities, LLC, acted as joint lead arrangers and joint bookrunners, Barclays Bank PLC acted as syndication agent, Credit Suisse AG, Cayman Islands Branch and Goldman Sachs Bank USA acted as documentation agents and Wells Fargo Bank, National Association, acted as administrative agent for the lenders. In addition, affiliates of certain of the underwriters are lenders under our revolving credit facility. Goldman, Sachs & Co. served as our financial advisor in connection with the Dakota Growers transaction. In addition, certain of the underwriters were initial purchasers with respect to the offerings of our convertible preferred stock and senior notes and may act as initial purchasers or otherwise participate in our planned issuance of additional senior debt securities. See “Recent Developments—Concurrent Offering of Debt Securities.” The underwriters and/or their affiliates have received customary compensation and expenses for these commercial banking, investment banking or financial advisory transactions.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement and the accompanying prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement and the accompanying prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement and the accompanying prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement and the accompanying prospectus. The shares to which this prospectus supplement and the accompanying prospectus relate may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement and the accompanying prospectus contain general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement and the accompanying prospectus are appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares of our common stock will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The shares of our common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the

SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) here the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Lewis, Rice & Fingersh, L.C., St. Louis, Missouri, will pass upon certain legal matters in connection with the offering of the common stock. Latham & Watkins LLP, New York, New York, will pass upon certain legal matters for the underwriters in connection with the offering of the common stock.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Attune Foods, Hearthside Food Solutions and Premier Nutrition Corporation due to their acquisition by Post Holdings, Inc. during 2013) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Agricore United Holdings Inc. for the fiscal year ended October 31, 2013 filed on January 21, 2013, incorporated in this prospectus supplement by reference to the Current Report on Form 8-K/A of Post Holdings, Inc., have been audited by Eide Bailly LLP, an independent registered public accounting firm, as stated in their report incorporated herein.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Available Information

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our website address is http://www.postholdings.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Documents establishing the terms of the offered securities, are or may be filed as exhibits to the registration statement. Statements in this prospectus supplement or the prospectus about these documents are summaries, and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C. or through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any filings made by us with the SEC subsequent to the date hereof under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act” in this prospectus, until we sell all of the shares of common stock offered hereby or otherwise terminate this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including our Compensation Committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC on November 27, 2013;

•	our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013 filed with the SEC on February 7, 2014;

•

our Current Reports on Form 8-K filed with the SEC on October 17, 2013, November 13, 2013 (the second and fourth Form 8-Ks only); November 18, 2013, December 9, 2013 (the second Form 8-K and Items 1.01 and 9.01 only of the first Form 8-K), December 10, 2013, December 16, 2013, January 2, 2014 (as amended by the Form 8-K/A filed on January 21, 2014), January 7, 2014, January 14, 2014, February 3, 2014, February 6, 2014 (the second Form 8-K) and March 10, 2014 (the second, third and fourth Form 8-Ks only);

•

our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on December 13, 2013, to the extent incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013; and

•	the description of our common stock contained in our Form 10 registration statement which was declared effective January 26, 2012.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the shares of common stock offered hereby or otherwise terminate this offering, but excluding any information furnished to, rather than filed with, the SEC, including information furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K, will also be incorporated by reference into this prospectus supplement and the accompanying prospectus and deemed to be part of this prospectus supplement and the accompanying prospectus from the date of the filing of such reports and documents.

Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by requesting them in writing or by telephone from:

Post Holdings, Inc.

2503 S. Hanley Road

St. Louis, MO 63144

Attention: Investor Relations

(314) 644-7600

Post Holdings, Inc.

Common Stock

Preferred Stock

Warrants

Purchase Contracts

Units

We may offer and sell any of the following securities from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering:

•	common stock;

•	preferred stock;

•	warrants to purchase common stock or preferred stock;

•	purchase contracts; and

•	units.

When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in a supplement to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange and trades under the symbol “POST.” On March 7, 2014, the last reported sale price of our common stock on the New York Stock Exchange was $59.44 per share. Each prospectus supplement will indicate if the securities offered thereby will be listed or quoted on a securities exchange or quotation system.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE 7 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 10, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, using a “shelf” registration process. By using a shelf registration statement, we may sell securities from time to time and in one or more offerings as described in this prospectus. Each time that we offer and sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and the applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”

We have not authorized any other person to provide you with different information. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Except as otherwise indicated or unless the context otherwise requires, all references to “we,” “our,” “us,” “Post” or the “Company” refer to Post Holdings, Inc., a Missouri corporation, together with its consolidated subsidiaries. References in this prospectus to “Ralcorp” refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries (other than Post prior to the separation). References in this prospectus to the “separation” refer to the separation of Post from Ralcorp on February 3, 2012. “Post cereals business” refers to the branded ready-to-eat cereals business of Post or, if prior to the separation, of Ralcorp. All references to “we,” “our,” “us,” “Post” or the “Company” in the context of historical results prior to the separation refer to the Post cereals business.

FORWARD LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, are made throughout this prospectus. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “expect,” “project,” “estimate,” “anticipate,” “aim,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this report. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management’s current views and assumptions, and involve risks and uncertainties that could affect expected results. Those risks and uncertainties include but are not limited to the following:

•	our high leverage and substantial debt, including covenants that restrict the operation of our business;

•	our ability to service our outstanding debt or obtain additional financing;

•	our ability to continue to compete in our product markets and our ability to retain our market position;

•	our ability to identify and complete acquisitions, manage our growth and integrate acquisitions;

•	changes in our cost structure, management, financing and business operations;

•	significant increases in the costs of certain commodities, packaging or energy used to manufacture our products;

•	our ability to recognize the expected benefits of the closing of our Modesto, California manufacturing facility;

•	our ability to maintain competitive pricing, successfully introduce new products or successfully manage our costs;

•	our ability to successfully implement business strategies to reduce costs;

•	impairment in the carrying value of goodwill or other intangibles;

•	the loss or bankruptcy of a significant customer;

•	allegations that our products cause injury or illness, product recalls and product liability claims and other litigation;

•	our ability to anticipate changes in consumer preferences and trends;

•	changes in economic conditions and consumer demand for our products;

•	disruptions in the U.S. and global capital and credit markets;

•	labor strikes or work stoppages by our employees;

•	legal and regulatory factors, including changes in food safety, advertising and labeling laws and regulations;

•	our ability to comply with increased regulatory scrutiny related to certain of our products and/or international sales;

•	disruptions or inefficiencies in supply chain;

•	our reliance on third party manufacturers for certain of our products;

•	fluctuations in foreign currency exchange rates;

•	consolidations among the retail grocery and foodservice industries;

•	change in estimates in critical accounting judgments and changes to or new laws and regulations affecting our business;

•	losses or increased funding and expenses related to our qualified pension plans;

•	loss of key employees;

•	our ability to protect our intellectual property;

•	changes in weather conditions, natural disasters and other events beyond our control;

•	our ability to successfully operate our international operations in compliance with applicable laws and regulations;

•	our ability to operate effectively as a stand-alone, publicly traded company;

•	our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, including with respect to acquired businesses;

•	business disruptions caused by information technology failures; and

•

other risks and uncertainties included under “Risk Factors” in this prospectus and those included in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2104 (the second Form 8-K only).

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this document to conform these statements to actual results or to changes in our expectations.

INDUSTRY AND MARKET DATA

This prospectus and the documents incorporated by reference herein include industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable, but that the publications and surveys can give no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions on which such data are based. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources and we cannot guarantee its accuracy or completeness. Market share data is based on information from Nielsen and is referenced Food, Drug and Mass Merchandisers (“FDM”) or Expanded All Outlets Combined (“xAOC”), which includes FDM plus Walmart, club stores and certain other retailers. Nielsen’s xAOC is representative of food, drug and mass merchandisers (including Walmart), some club retailers (Sam’s & BJs), some dollar retailers (Dollar General, Family Dollar & Dollar Tree) and military.

TRADEMARKS AND SERVICE MARKS

The logos, trademarks, trade names and service marks mentioned in this prospectus, including Honey Bunches of Oats®, Pebbles®, Post Selects®, Great Grains®, Post Shredded Wheat®, Golden Crisp®, Alpha-Bits®, Spoon Size® Shredded Wheat, Post® Raisin Bran, Grape-Nuts®, Honeycomb®, Attune®, Uncle Sam®, Erewhon®, Golden Temple™, Peace Cereal®, Sweet Home Farm®, Willamette Valley Granola Company™, Premier Protein®, Joint Juice®, Dymatize® and Supreme Protein® brands are currently the property of, or are under license by, Post or its subsidiaries. We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned or used under license by such company.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Available Information

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our website address is http://www.postholdings.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C. or through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act” in this prospectus, between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including our Compensation Committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC on November 27, 2013;

•

our Current Reports on Form 8-K filed with the SEC on October 17, 2013, November 13, 2013 (the second and fourth Form 8-Ks only); November 18, 2013, December 9, 2013 (the second Form 8-K and Items 1.01 and 9.01 only of the first Form 8-K), December 10, 2013, December 16, 2013, January 2, 2014 (as amended by the Form 8-K/A filed on January 21, 2014), January 7, 2014, January 14, 2014, February 3, 2014, February 6, 2014 (the second Form 8-K) and March 10, 2014 (the second, third and fourth Form 8-Ks only);

•

our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on December 13, 2013, to the extent incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013; and

•	the description of our common stock contained in our Form 10 registration statement which was declared effective January 26, 2012.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

Post Holdings, Inc.

2503 S. Hanley Road St. Louis, MO 63144 Attention: Investor Relations (314) 644-7600

THE COMPANY

We are a consumer goods holding company currently operating in the center-of-the-store, active nutrition and private label food categories primarily in the United States and Canada. In February 2012, we completed our legal separation via a tax free spin-off from Ralcorp and began trading on the New York Stock Exchange under the ticker symbol “POST.” In 2012, we had a single operating segment, Post Foods. As a result of recent acquisitions, we now operate four principal businesses: Post Foods, Attune Foods, Active Nutrition and Private Brands. The Post Foods business predominately includes the Post branded ready-to-eat cereal business. The Attune Foods business manufactures, markets and distributes premium natural and organic cereals and snacks and includes the business of Attune Foods, Inc., which we acquired in December 2012 and certain assets of the Hearthside Food Solutions private label and branded cereal, granola and snack businesses, which we acquired in May 2013. The Active Nutrition business markets and distributes high protein bars and shakes as well as nutritional supplements, and includes the business of Premier Nutrition Corporation, which we acquired in September 2013, and the business of Dymatize Enterprises, LLC, which we acquired in February 2014. Our Private Brands business consists of the recent acquisitions of Dakota Growers Pasta Company, Inc. and Golden Boy Foods Ltd., which we acquired in January 2014 and February 2014, respectively.

Our principal executive offices are located at 2503 S. Hanley Road, St. Louis, Missouri 63144, and our telephone number is (314) 644-7600.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our second Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2104 and any subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K we file after the date of this prospectus, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated are set forth below. For purposes of calculating this ratio, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges plus preferred stock dividends include interest expense, capitalized interest, our estimate of the interest component of rent expense and, for fiscal year 2013 and subsequent periods, dividends on our Series B and Series C preferred stock.

	Quarter Ended December 31, 2013	Fiscal Year Ended September 30,
		2013	2012	2011		2010	2009
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.8	1.2	2.3	—	(1)	3.6	3.6

(1)	For the year ended September 30, 2011, earnings were insufficient to cover fixed charges by $434.9 million.

The fiscal year ratios presented above are based on our historical audited consolidated financial statements and selected financial data included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC and incorporated by reference in this prospectus. The ratio presented above for the quarter ended December 31, 2013 is based on our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013 filed with the SEC and incorporated by reference in this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

Our amended and restated articles of incorporation provide that we may issue up to 300,000,000 shares of common stock. As of February 28, 2014, there were 32,706,241 shares of our common stock issued and outstanding.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on the applicable record date on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the our board of directors with respect to any shares of our preferred stock, the holders of such shares will exclusively possess all voting power. Our articles of incorporation do not provide for cumulative voting in the election of directors.

Dividends. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of our common stock on the applicable record date will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to such holders.

Other Rights. Our articles of incorporation do not provide for any preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. We are able to issue additional shares of common stock without shareholder approval, subject to applicable rules of the NYSE and Missouri law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans and equity grants. The existence of unissued and unreserved common stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our shareholders for issuance of common stock unless our board of directors believes that approval is advisable or is required by applicable stock exchange rules or Missouri law.

Preferred Stock

Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix, by resolution, the voting powers, which may be full or limited or no voting powers, designations, preferences and relative, participating, optional or other special rights and the qualifications and limitations or restrictions thereof of the shares constituting any series, without any further vote or action by the shareholders. Any shares of preferred stock so authorized and issued could have priority over our common stock with respect to dividend and/or liquidation rights. Our board of directors is expressly authorized to determine, for each class or series of preferred stock, the following information:

•	the number of shares constituting such series of preferred stock and the designation thereof;

•

the rate and times at which, and the conditions, if any, under which dividends will be payable on shares of that series, the status of those dividends as cumulative or non-cumulative and the priority of payments;

•	the voting rights pertaining to shares of the series;

•	whether or not the shares of the series are convertible into or exchangeable for other securities, including common stock, and the price and other terms and conditions of conversion or exchange;

•	the price or prices, times, terms and conditions upon which the shares of the series may be redeemed;

•	the terms of a sinking fund, if any, to be provided for such shares;

•	the rights which the holders of shares of the series have in the event of our voluntary or involuntary liquidation, dissolution, or winding up;

•	whether to include, from time to time, any additional shares of preferred stock in the series; and

•	any other relative powers, preferences and rights, and any qualifications, limitations or restrictions thereof.

Authorizing the board of directors to establish preferred stock eliminates delays associated with seeking shareholder approval of the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued at any time, including in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of us at a price which many shareholders find attractive. These provisions could also make it more difficult for our shareholders to effect certain corporate actions, including the election of directors.

Series B Preferred Stock

We have issued 2,415,000 shares of our 3.75% Series B Cumulative Perpetual Convertible Preferred Stock, which we refer to as the “Series B preferred stock.” The terms of the Series B preferred stock are set forth in a Certificate of Designation, Preferences and Rights of 3.75% Series B Cumulative Perpetual Convertible Preferred Stock (which we refer to as the “Series B certificate of designation”), which we have filed with the Missouri Secretary of State and which has become a part of our amended and restated articles of incorporation.

Ranking. The Series B preferred stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to any other class or series of our capital stock expressly designated as ranking junior to the Series B preferred stock;

•

on parity with any other class or series of our capital stock, including the 2.5% Series C Cumulative Perpetual Convertible Preferred Stock described below, expressly designated as ranking on parity with the Series B preferred stock;

•	junior to any other class or series of our capital stock expressly designated as ranking senior to the Series B preferred stock;

•	junior to all of our existing and future indebtedness; and

•	structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries and any capital stock of our subsidiaries not held by us.

Dividends. Holders of the Series B preferred stock are entitled to receive cumulative cash dividends at the rate of 3.75% per annum of the $100 liquidation preference per share of the Series B preferred stock, subject to certain adjustments. Dividends on the Series B preferred stock will be payable, when, as and if declared by our board of directors, quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends on the Series B preferred stock accrue even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available to pay such dividends or we do not declare the payment of dividends.

Liquidation Preference. If we liquidate, dissolve or wind up, holders of shares of the Series B preferred stock will have the right to receive $100 per share of the Series B preferred stock, plus accrued and unpaid dividends (whether or not authorized or declared) up to, but excluding, the date of payment, before any payment is made to holders of our common stock and any other class or series of capital stock ranking junior to the Series B preferred stock as to liquidation rights.

Maturity. The Series B preferred stock has no maturity date, and will remain outstanding unless converted by the holders or redeemed by us.

Optional Redemption. We may not redeem the Series B preferred stock prior to February 15, 2018. On or after February 15, 2018, we will have the option to redeem some or all the shares of the Series B preferred stock at a redemption price equal to 100% of the liquidation preference per share, plus accrued and unpaid dividends to the redemption date if the closing sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. The redemption price will be paid solely in cash. However, if accrued and unpaid dividends on the Series B preferred stock for all complete dividend periods prior to the dividend period in which the redemption date falls have not been paid, the Series B preferred stock may not be called for redemption. Our right to redeem the Series B preferred stock is subject to the right of holders of Series B preferred stock to convert their Series B preferred stock prior to the redemption date, as described below.

Limited Voting Rights. Holders of shares of the Series B preferred stock will generally have no voting rights, except as otherwise required by Missouri law. However, if dividends on any shares of the Series B preferred stock or any other class or series of preferred stock that ranks equally with the Series B preferred stock as to payment of dividends and with equivalent voting rights have not been declared or paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, holders of the outstanding shares of the Series B preferred stock, together with holders of any other series of our preferred stock ranking equally with the Series B preferred stock as to payment of dividends and with equivalent voting rights, will be entitled to vote for the election of two additional directors to our board, subject to certain terms and limitations. Without the consent of the holders of at least two-thirds of the outstanding shares of Series B preferred stock together with any other series of our preferred stock ranking on parity as to dividends or liquidation rights and with equivalent voting rights, voting as a single class, we may not create, or increase the shares of, any class or series of stock ranking senior to the Series B preferred stock with respect to dividend payments or liquidation rights, or create any obligation or security convertible into or evidencing the right to purchase any such shares or amend our Amended and Restated Articles of Incorporation so as to materially and adversely affect any rights of the Series B preferred stock.

Conversion Rights. Holders of shares of the Series B preferred stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares of the Series B preferred stock at an initial conversion rate of 2.1192 shares of our common stock per $100 liquidation preference, which is equivalent to an initial conversion price of approximately $47.19 per share of our common stock (subject to adjustment in certain events). Subject to certain exceptions, we will not make any payments in respect of, or adjust the conversion rate to account for, accrued and unpaid dividends on the Series B preferred stock to the conversion date except as provided in the certificate and noted below.

Make-Whole Premium Upon a Fundamental Change. The conversion rate of the Series B preferred stock may be adjusted in connection with a “fundamental change.” The term “fundamental change” generally includes events such as:

•	a person or group other than us or our subsidiaries beneficially owning more than 50% of the voting power of our common stock;

•

with certain exceptions, including where at least 90% of the consideration received by holders of our common stock for the fundamental change transaction consists of publicly traded common stock and our Series B preferred stock is convertible into such stock, consummation of a recapitalization or reclassification of our common stock that results in our common stock being converted into or exchanged for stock or other securities or assets, or a business combination involving us that results in our common stock being converted into cash, securities or other property, or a sale, lease or other transfer of all or substantially all of our assets to any person other than one of our subsidiaries;

•	approval by our shareholders of our liquidation or dissolution, or

•	our common stock ceasing to be listed or quoted on the NYSE, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors).

Upon the occurrence of a fundamental change, a holder may elect to convert its convertible Series B preferred stock in connection with the fundamental change as follows:

(A) if our “stock price” (as defined in the Series B Certificate of Designation) is greater than or equal to $37.75 per share (subject to adjustment as provided in the certificate of designation), the holder may elect to have the conversion rate increased by a number of additional shares of our common stock determined based on the stock price and effective date of the fundamental change; or

(B) regardless of the “stock price,” the holder may elect to have the conversion rate increased to equal the quotient of “(x)” divided by “(y),” where “(x)” equals the sum of the $100 liquidation preference of the Series B preferred stock and all accrued and unpaid dividends to the fundamental change settlement date (as defined in the Series B Certificate of Designation), and where “(y)” equals the average of the closing sale prices of our common stock for the five consecutive trading days ending on the third business day prior to the fundamental change settlement date.

The certificate of designation for the Series B preferred stock originally provided that the conversion rate adjustment described in clause (B) above would not exceed 2.6490 shares of our common stock per share of Series B Preferred Stock, which we refer to as the “share cap.” However, at our 2014 annual meeting of shareholders, our shareholders approved a proposal to increase the share cap to 5.2980 shares of our common stock per share of our Series B Preferred Stock, which we refer to as the “adjusted share cap.” The adjusted share cap permits us to issue up to 12,794,670 shares of common stock upon conversion of our Series B Preferred Stock in connection with clause (B) above.

A description of how the fundamental change make-whole premium will be determined and a table showing the fundamental change make-whole premium that would apply at various stock prices and effective dates is set forth in the Series B certificate of designation.

Conversion Rate Adjustments. The conversion rate of the Series B preferred stock is subject to adjustment upon the occurrence of certain events, including if we distribute cash dividends to holders of outstanding shares of our common stock. At our 2014 annual meeting, our shareholders approved a proposal that had the effect of approving the increase in the share cap to the adjusted share cap as described above and all increases in the number of shares of our common stock arising from changes in the conversion rate of the Series B preferred stock due to recapitalizations, reclassifications and other changes in our common stock.

No Registration Rights; Increased Dividend Rate. Holders of the Series B preferred stock may only resell their shares or the common stock issuable upon conversion of the Series B preferred stock pursuant to an exemption from the registration requirements of the Securities Act and other applicable securities laws. However, if and for so long as, the restrictive legend on the Series B preferred stock has not been removed, the Series B preferred stock is assigned a restricted CUSIP number or the Series B preferred stock is not otherwise freely tradable by holders other than our affiliates (as a result of restrictions pursuant to U.S. securities laws or the terms of the Series B preferred stock or the related certificate of designations), as of the 365th day after the last date of original issuance of the Series B preferred stock, the per annum dividend rate on the Series B preferred stock will be increased to 4.25% until the restrictive legend is removed, the Series B preferred stock is assigned an unrestricted CUSIP number and the Series B preferred stock is freely tradable.

Series C Preferred Stock

We have issued 3,200,000 shares of our 2.5% Series C Cumulative Perpetual Convertible Preferred Stock, which we refer to as the “Series C preferred stock.” The terms of the Series C preferred stock are set forth in a Certificate of Designation, Preferences and Rights of 2.5% Series C Cumulative Perpetual Convertible Preferred Stock (which we refer to as the “Series C certificate of designation”), which we have filed with the Missouri Secretary of State and which has become a part of our amended and restated articles of incorporation.

Ranking. The Series C preferred stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding up:

•	senior to all classes or series of our common stock and to any other class or series of our capital stock expressly designated as ranking junior to the Series C preferred stock;

•	on parity with any other class or series of our capital stock, including the Series B preferred stock, expressly designated as ranking on parity with the Series C preferred stock;

•	junior to any other class or series of our capital stock expressly designated as ranking senior to the Series C preferred stock;

•	junior to all of our existing and future indebtedness; and

•	structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries and any capital stock of our subsidiaries not held by Post.

Dividends. Holders of the Series C preferred stock are entitled to receive cumulative cash dividends at the rate of 2.5% per annum of the $100 liquidation preference per share of the Series C preferred stock, subject to certain adjustments. Dividends on the Series C preferred stock will be payable, when, as and if declared by our board of directors, quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Dividends on the Series C preferred stock accrue even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available to pay such dividends or we do not declare the payment of dividends.

Liquidation Preference. If we liquidate, dissolve or wind up, holders of shares of the Series C preferred stock will have the right to receive $100 per share of the Series C preferred stock, plus accrued and unpaid dividends (whether or not authorized or declared) up to, but excluding, the date of payment, before any payment is made to holders of our common stock and any other class or series of capital stock ranking junior to the Series C preferred stock as to liquidation rights.

Maturity. The Series C preferred stock has no maturity date, and will remain outstanding unless converted by the holders or redeemed by us.

Optional Redemption. We may not redeem the Series C preferred stock prior to February 15, 2019. On or after February 15, 2019, we will have the option to redeem some or all the shares of the Series C preferred stock at a redemption price equal to 100% of the liquidation preference per share, plus accrued and unpaid dividends to the redemption date if the closing sale price of our common stock has been at least 150% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which Post provides notice of redemption. The redemption price will be paid solely in cash. However, if accrued and unpaid dividends on the Series C preferred stock for all complete dividend periods prior to the dividend period in which the redemption date falls have not been paid, the Series C preferred stock may not be called for redemption. Our right to redeem the Series C preferred stock is subject to the right of holders of Series C preferred stock to convert their Series C preferred stock prior to the redemption date, as noted below and provided for in the Certificate.

Limited Voting Rights. Holders of shares of the Series C preferred stock will generally have no voting rights, except as otherwise required by Missouri law. However, if dividends on any shares of the Series C preferred stock or any other class or series of preferred stock that ranks equally with the Series C preferred stock as to payment of dividends and with equivalent voting rights have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, holders of the outstanding shares of the Series C preferred stock, voting together as a single class with holders of any other series of our preferred stock ranking equally with the Series C preferred stock as to payment of dividends and with equivalent voting rights, will be entitled to vote for the election of two additional directors to our board, subject to certain terms and limitations. Without the consent of the holders of at least two-thirds of the outstanding shares of Series C preferred stock together with any other series of our preferred stock ranking on parity as to dividends or liquidation rights and with equivalent voting rights, voting as a single class, we may not create, or increase the shares of, any class or series of stock ranking senior to the Series C preferred stock with respect to dividend payments or liquidation rights, or create any obligation or security convertible into or evidencing the right to purchase any such shares or amend our Amended and Restated Articles of Incorporation so as to materially and adversely affect any rights of the Series C preferred stock.

Conversion Rights. Holders of shares of the Series C preferred stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares of the Series C preferred stock at an initial conversion rate of 1.8477 shares of our common stock per $100 liquidation preference, which is equivalent to an initial conversion price of approximately $54.12 per share of our common stock (subject to adjustment in certain events). Subject to certain exceptions, we will not make any payments in respect of, or adjust the conversion rate to account for, accrued and unpaid dividends on the Series C preferred stock to the conversion date except as provided in the Series C certificate of designation and noted below.

Make-Whole Premium Upon a Fundamental Change. If a fundamental change occurs, a holder may elect to convert the Series C preferred stock in connection with the fundamental change. The term “fundamental change” generally includes events such as:

•	a “person” or “group” other than us or our subsidiaries owning more than 50% of the voting power of our common stock;

•

with certain exceptions, including where at least 90% of the consideration received by holders of our common stock for the fundamental change transaction consists of publicly traded common stock and our Series C preferred stock is convertible into such stock, consummation of a recapitalization or reclassification of our common stock that results in our common stock being converted into or exchanged for stock or other securities or assets, or a business combination involving us that results in our common stock being converted into cash, securities or other property, or a sale, lease or other transfer of all or substantially all of our assets to any person other than one of our subsidiaries;

•	approval by our shareholders of our liquidation or dissolution; or

•	our common stock ceasing to be listed or quoted on the NYSE, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors).

Upon the occurrence of a fundamental change, a holder may elect to convert its Series C preferred stock in connection with the fundamental change as follows:

(A) if our stock price (as defined in the Series C certificate of designation) is greater than or equal to $49.20 per share (subject to adjustment as described in the certificate of designation), the holder may elect to have the conversion rate increased by a number of additional shares of our common stock based on the stock price and effective date of the fundamental change; or

(B) regardless of the stock price, the holder may elect to have the conversion rate increased to equal the quotient of “(x)” divided by “(y),” where “(x)” equals the sum of the $100 liquidation preference of the Series C preferred stock and all accrued and unpaid dividends to the fundamental change settlement date (as defined in the Series C certificate of designations), and where “(y)” equals by the average of the closing sale prices of our common stock for the five consecutive trading days ending on the third business day prior to the fundamental change settlement date.

The certificate of designation for the Series C preferred stock provides that the conversion rate as adjusted as described in clause (B) above will not exceed 2.0325 shares of our common stock per share of Series C preferred stock, which we refer to as the “share cap”, unless and until we receive shareholder approval (as described below), in which case the conversion rate as so adjusted will not exceed 4.0650 shares of common stock per $100 liquidation preference of Series C preferred stock, which we refer to as the “adjusted share cap.”

If we do not obtain the requisite shareholder approval to increase the share cap to the adjusted share cap by January 31, 2015, the per annum dividend rate on the Series C preferred stock will increase to 2.75%, and the increased dividend rate will remain in effect until such time, if ever, that our shareholders approve the adjusted share cap.

A description of how the fundamental change make-whole premium will be determined and a table showing the fundamental change make-whole premium that would apply at various stock prices and effective dates is set forth in the Series C certificate of designation.

Conversion Rate Adjustments. The conversion rate of the Series C preferred stock is subject to adjustment upon the occurrence of certain events, including if we distribute cash dividends to holders of outstanding shares of our common stock.

Increased Dividend Rate. If, at any time during the six-month period beginning on, and including, the date that is six months after the last date of original issuance of the Series C preferred stock, Post fails to timely file any document or report that it is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, as applicable (other than reports on Form 8-K), or the Series C preferred stock is not otherwise freely tradable by holders other than our affiliates (as a result of restrictions pursuant to U.S. securities laws or the terms of the Series C preferred stock or the related certificate of designations), the per annum dividend rate on the Series C preferred stock will increase by 0.50% during the period for which our failure to file continues or the Series C preferred stock fails to be so freely tradable, as the case may be. Further, if, and for so long as, the restrictive legend on the Series C preferred stock has not been removed, the Series C preferred stock is assigned a restricted CUSIP number or the Series C preferred stock is not otherwise freely tradable by holders other than our affiliates (as a result of restrictions pursuant to U.S. securities laws or the terms of the Series C preferred stock or the related certificate of designations), as of the 380th day after the last date of original issuance of the Series C preferred stock, the dividend rate on the Series C preferred stock will be increased to 3.0% until the restrictive legend is removed, the Series C preferred stock is assigned an unrestricted CUSIP number and the Series C preferred stock is freely tradable as described above.

Certain Provisions of Missouri Law and Our Articles and Bylaws

Amendment of Articles of Incorporation and Bylaws. The General Business Corporation Law of Missouri (“GBCL”) provides that a corporation may amend its articles of incorporation upon a resolution of the board of directors, proposing the amendment and its submission to the shareholders for their approval by the holders of a majority of the shares of common stock entitled to vote. Our articles of incorporation provide that the articles of incorporation may be amended in accordance with and upon the vote prescribed by the laws of the State of Missouri, except that:

•

two-thirds of all of the outstanding shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter, change or repeal, or adopt any provision inconsistent with the provisions relating to directors, and

•

85% of all of the outstanding shares of capital stock then entitled to vote generally in the election of directors voting together as a single class, is required to amend, alter, change or repeal, or adopt any provision inconsistent with the provisions relating to indemnification of directors, officers and certain other persons, or, unless approved by a majority of the board of directors, any provision relating to certain business combinations.

Anti-Takeover Provisions in Our Articles of Incorporation and Bylaws. Some of the provisions in our articles of incorporation and bylaws and Missouri law could have the following effects, among others:

•	delaying, deferring or preventing a change in control of us;

•	delaying, deferring or preventing the removal of our existing management or directors;

•	deterring potential acquirors from making an offer to our shareholders; and

•	limiting our shareholders’ opportunity to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

The following is a summary of some of the provisions in our articles of incorporation and bylaws that could have the effects described above.

Supermajority Voting Requirements for Certain Business Combinations. Our articles of incorporation contain a restriction on transactions defined as “business combinations” (as defined below). No business combination with an “interested shareholder” (as defined below) may be consummated without first being recommended by the board of directors and approved by the affirmative vote of 85% of our then outstanding voting stock of which the interested shareholder is not the beneficial owner. This approval requirement is in addition to any other requirement of law, our articles of incorporation and our bylaws. This approval requirement does not apply to a business combination that:

•

has been approved by a majority of our continuing directors, which generally include our directors who were members of our board of directors prior to the time that any interested shareholder became a interested shareholder and any successors of such members who are designated as continuing directors by a majority of our then continuing directors; or

•

the consideration paid in the transaction is in cash or in the same form as the interested shareholder previously paid for a majority of shares owned by the interested shareholder, and the value of consideration received is not less than the higher of (i) the highest price paid by the interested shareholder for any shares in the two years immediately preceding the announcement of the business combination or (ii) the market value of the shares on the date the business combination is approved by our board of directors.

“Business combination” generally includes a merger or consolidation, sale or other disposition of a substantial amount of our assets, a plan of liquidation or dissolution of Post, or other transactions involving the transfer, issuance, reclassification or recapitalization of Post securities, in each case benefiting an individual or entity that, together with its affiliates and associates, is the beneficial owner of more than 10% of the outstanding shares entitled to vote in the election of directors. In certain circumstances, our board of directors may approve any of the foregoing in lieu of the super-majority shareholder approval provision. “Interested shareholder” generally includes a person who, together with its affiliates and associates, is the beneficial owners of 20% or more of our then outstanding voting stock.

Other Supermajority Voting Requirements. Generally, all matters on which shareholders vote must be approved by a majority of the voting power represented at the meeting, subject to any voting rights granted to holders of any preferred stock. However, in addition to the supermajority requirement for amendment of our articles of incorporation and certain business combinations discussed above, our articles of incorporation also provide that a director may be removed by shareholders only “for cause” and only by the affirmative vote of (i) two-thirds of all members of our board of directors, and (ii) the holders of at least two-thirds of our voting stock.

Classified Board of Directors. Our articles of incorporation and bylaws provide that our board of directors is divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. Each class holds office until the third annual shareholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Shareholders, Fix the Size of the Board of Directors. Our articles of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of our board of directors, but in no event will it consist of less than five nor more than twelve directors. Our board of directors currently contains nine members.

Directors are Removed for Cause Only. Missouri law provides that, unless a corporation’s articles of incorporation provide otherwise, the holders of a majority of the corporation’s voting stock may remove any director from office. Our articles of incorporation provide that shareholders may remove a director only “for cause” and with the approval of the holders of two-thirds of our outstanding voting stock.

Board Vacancies to Be Filled by Remaining Directors and Not Shareholders. Any vacancy created by any reason prior to the expiration of the term in which the vacancy occurs will be filled only by a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy will be elected for the unexpired term of his predecessor.

Shareholders May Only Act by Written Consent Upon Unanimous Written Consent. Under our bylaws and Missouri law, shareholder action by written consent must be unanimous.

No Special Meetings Called by Shareholders. Our bylaws provide that special meetings may only be called by the chairman of our board of directors, our president, or a majority of the entire board of directors. Only such business will be conducted, and only such proposals acted upon, as are specified in the notice of the special meeting.

Advance Notice for Shareholder Proposals and Nominations. Our bylaws contain provisions requiring that advance notice be delivered to Post of any business to be brought by a shareholder before an annual meeting and providing for procedures to be followed by shareholders in nominating persons for election to our board of directors. Ordinarily, the shareholder must give notice not less than 90 days nor more than 120 days prior to the date of the first anniversary of the prior year’s annual meeting; provided, however, that in the event that the date of the meeting is more than 30 days before or more than 60 days after such date, notice by the shareholder must be received not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made. The notice must include a description of the proposal, the reasons for the proposal, and other specified matters. Our board of directors may reject any proposals that have not followed these procedures or that are not a proper subject for shareholder action in accordance with the provisions of applicable law.

Amendment of Bylaws. Our articles of incorporation and bylaws provide that only two-thirds of the entire board of directors may amend the bylaws.

Missouri Statutory Provisions. Missouri law also contains certain provisions which may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us, including control share acquisition and business combination statutes.

Business Combination Statute. Missouri law contains a “business combination statute” which is similar to the provision in our articles of incorporation and restricts certain “business combinations” (as defined below) between us and an “interested shareholder” (as defined below) or affiliates of the interested shareholder, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder’s acquisition of stock is approved by our board of directors on or before the date the interested shareholder obtains such status.

The statute also provides that, after the expiration of such five-year period, business combinations are prohibited unless:

•

the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, or any affiliate or associate of such interested shareholder, approve the business combination; or

•	the business combination satisfies certain detailed fairness and procedural requirements.

A “business combination” for this purpose includes a merger or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and any reclassifications or recapitalizations that generally increase the proportionate voting power of the interested shareholder. An “interested shareholder” for this purpose generally means any person who, together with his or her affiliates and associates, owns or controls 20% or more of the outstanding shares of the corporation’s voting stock.

A Missouri corporation may opt out of coverage by the business combination statute by including a provision to that effect in its governing corporate documents. We have not done so. The business combination statute may make it more difficult for a 20% beneficial owner to effect other transactions with us and may encourage persons that seek to acquire us to negotiate with our board prior to acquiring a 20% interest. It is possible that such a provision could make it more difficult to accomplish a transaction which shareholders may otherwise deem to be in their best interest.

Control Share Acquisition Statute. Missouri also has a “control share acquisition statute.” This statute may limit the rights of a shareholder to vote some or all of his shares. Generally, a shareholder whose acquisition of shares results in that shareholder having voting power, when added to the shares previously held by him, to exercise or direct the exercise of more than a specified percentage of our outstanding stock (beginning at 20%), will lose the right to vote some or all of his shares in excess of such percentage unless the shareholders approve the acquisition of such shares.

In order for the shareholders to grant approval, the acquiring shareholder must meet disclosure requirements specified in the statute. In addition, a majority of the outstanding shares entitled to vote must approve the acquisition. Furthermore, a majority of the outstanding shares entitled to vote, but excluding all “interested shares,” such as shares held by the acquiring shareholder or employee directors and officers, must approve the acquisition.

Not all acquisitions of shares constitute control share acquisitions. The following acquisitions do not constitute control share acquisitions:

•	good faith gifts;

•	transfers in accordance with wills or the laws of descent and distribution;

•	purchases made in connection with an issuance by us;

•	purchases by any compensation or benefit plan;

•	the conversion of debt securities;

•

acquisitions pursuant to a binding contract whereby the holders of shares representing at least two-thirds of our voting power agree to sell their shares to the acquirer, provided that such holders act simultaneously and the transaction is not pursuant to or in connection with a tender offer;

•	acquisitions pursuant to the satisfaction of some pledges or other security interests created in good faith;

•	mergers involving us which satisfy other specified requirements of the GBCL;

•	transactions with a person who owned a majority of our voting power within the prior year; or

•

purchases from a person who previously satisfied the requirements of the control share statute, so long as the acquiring person does not have voting power after the ownership in a different ownership range than the selling shareholder prior to the sale.

Takeover Bid Disclosure Statute. Missouri’s “takeover bid disclosure statute” requires that, under some circumstances, before making a tender offer that would result in the offeror acquiring control of us, the offeror must file certain disclosure materials with the Commissioner of the Missouri Department of Securities.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase preferred stock, common stock or other securities described in this prospectus. We may issue warrants independently or as part of a unit with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. A form of warrant agreement, including the form of certificate representing the warrants, which contain provisions to be included in the specific warrant agreements that will be entered into with respect to particular offerings of warrants, will be filed as an exhibit or incorporated by reference into the registration statement of which this prospectus forms a part. The terms and conditions of the warrants will be described in the specific warrant agreement and the applicable prospectus supplement relating to such warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating or entitling holders to purchase from us, and obligating or entitling us to sell to holders, a specific number of shares of common stock, preferred stock or other securities, property or assets, at a future date or dates. Alternatively, the purchase contacts may obligate or entitle us to purchase from holders, and obligate or entitle holders to sell to us, a specific or varying number of shares of preferred stock, common stock or other securities, property or assets, at a future date. The price per share of preferred stock or common stock may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and shares of preferred stock, or debt obligations of third parties, including U.S. Treasury securities, securing holders’ obligations to purchase the preferred stock, common stock or other securities, property or assets, under the purchase contract. The purchase contracts may require us to make periodic payments to holders or vice versa and the payments may be unsecured or prefunded on some basis. The purchase contracts may require holders to secure their obligations in a specified manner. The terms of any purchase contracts and any related guarantee will be described in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement relating to any units we offer will describe the specific terms of those units.

GLOBAL SECURITIES

Book-Entry, Delivery and Form

Unless we indicate differently in an accompanying prospectus supplement, the securities initially will be issued in book-entry form and represented by one or more global securities. The global securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as depositary, or DTC, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing securities under the limited circumstances described below, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. “Direct participants” in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, which we sometimes refer to as indirect participants, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of the actual purchaser of a security, which we sometimes refer to as a beneficial owner, is in turn recorded on the direct and indirect participants’ records. Beneficial owners of securities will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased securities. Transfers of ownership interests in global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except under the limited circumstances described below.

To facilitate subsequent transfers, all global securities deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee will not change the beneficial ownership of the securities. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

So long as the securities are in book-entry form, you will receive payments and may transfer securities only through the facilities of the depositary and its direct and indirect participants. We will maintain an office or agency in the location specified in the prospectus supplement for the applicable securities, where notices and demands in respect of the securities and the indenture may be delivered to us and where certificated securities may be surrendered for payment, registration of transfer or exchange.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the securities of a particular series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the securities of such series to be redeemed.

Neither DTC nor Cede & Co. (or such other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the securities of such series are credited on the record date, identified in a listing attached to the omnibus proxy.

So long as securities are in book-entry form, we will make payments on those securities to the depositary or its nominee, as the registered owner of such securities, by wire transfer of immediately available funds. If securities are issued in definitive certificated form under the limited circumstances described below, we will have the option of making payments by check mailed to the addresses of the persons entitled to payment or by wire transfer to bank accounts in the United States designated in writing to the applicable trustee or other designated party at least 15 days before the applicable payment date by the persons entitled to payment, unless a shorter period is satisfactory to the applicable trustee or other designated party.

Redemption proceeds, distributions and dividend payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us on the payment date in accordance with their respective holdings shown on DTC records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in “street name.” Those payments will be the responsibility of participants and not of DTC or us, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

Except under the limited circumstances described below, purchasers of securities will not be entitled to have securities registered in their names and will not receive physical delivery of securities. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the securities and the indenture.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in securities.

DTC may discontinue providing its services as securities depositary with respect to the securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depositary is not obtained, securities certificates are required to be printed and delivered.

As noted above, beneficial owners of a particular series of securities generally will not receive certificates representing their ownership interests in those securities. However, if:

•

DTC notifies us that it is unwilling or unable to continue as a depositary for the global security or securities representing such series of securities or if DTC ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be registered and a successor depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC’s ceasing to be so registered, as the case may be;

•	we determine, in our sole discretion, not to have such securities represented by one or more global securities; or

•	an Event of Default has occurred and is continuing with respect to such series of securities,

we will prepare and deliver certificates for such securities in exchange for beneficial interests in the global securities. Any beneficial interest in a global security that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for securities in definitive certificated form registered in the names that the depositary directs. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global securities.

We have obtained the information in this section and elsewhere in this prospectus concerning DTC and DTC’s book-entry system from sources that are believed to be reliable, but we take no responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

We may sell the offered securities from time to time:

•	through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in the applicable prospectus supplement.

LEGAL MATTERS

Lewis, Rice & Fingersh, L.C., St. Louis, Missouri will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of Post Holdings, Inc. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Attune Foods, Hearthside Food Solutions and Premier Nutrition Corporation due to their acquisition by Post Holdings, Inc. during 2013) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Agricore United Holdings Inc. for the fiscal year ended October 31, 2013 filed on January 21, 2013, incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Post Holdings, Inc., have been audited by Eide Bailly LLP, an independent registered public accounting firm, as stated in their report incorporated herein.

4,000,000 Shares

Post Holdings, Inc.

Common Stock

Prospectus Supplement

                    , 2014

Barclays

Goldman, Sachs & Co.

Credit Suisse

Wells Fargo Securities

BMO Capital Markets

Nomura

Stifel

SunTrust Robinson Humphrey